                          MARKET PRICES AND DIVIDENDS

    MARKET PRICES

    Schuler Homes' common stock has been quoted on the Nasdaq National Market under the symbol "SHLR" since March 20, 1992. The following table shows the high and low sales prices for the Schuler Homes common stock for the periods indicated, as reported by the Nasdaq National Market. These prices do not include retail markups, markdowns or commissions.

                                                               HIGH       LOW
                                                             --------   --------
1998
  Quarter ended March 31, 1998.............................  $ 9.500     $6.250
  Quarter ended June 30, 1998..............................   10.125      7.250
  Quarter ended September 30, 1998.........................    9.250      6.250
  Quarter ended December 31, 1998..........................    8.000      5.875
1999
  Quarter ended March 31, 1999.............................  $ 9.000     $5.875
  Quarter ended June 30, 1999..............................    8.875      5.750
  Quarter ended September 30, 1999.........................    8.000      6.000
  Quarter ended December 31, 1999..........................    7.750      6.000
2000
  Quarter ended March 31, 2000.............................  $ 6.813     $5.250
  Quarter ended June 30, 2000..............................    6.688      5.562
  Quarter ended September 30, 2000.........................   12.000      5.938
  Quarter ended December 31, 2000..........................   11.500      7.750


    The closing sale price of Schuler Homes' common stock as reported on the Nasdaq National Market on September 12, 2000, the last full trading day before Schuler Homes and Western Pacific announced the proposed reorganization, was $9.000 per share. On January 26, 2001, the closing sale price of Schuler Homes' common stock as reported on the Nasdaq National Market was $10.000 per share. As of January 26, 2001, there were 204 holders of record of Schuler Homes' common stock. Schuler Homes estimates that as of January 26, 2001, there were approximately 1,500 beneficial holders of Schuler Homes' common stock.


    DIVIDENDS

    Schuler Homes did not pay any cash dividends on its common stock in the year ended December 31, 1999 or to date since then.

    We expect to retain all future earnings to finance the continuing development of our business and, therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, the success of our development activities, our capital requirements, our general financial condition and general business conditions.

        SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SCHULER HOMES

    The following selected consolidated financial data of Schuler Homes are derived from Schuler Homes' consolidated financial statements and the related notes, and other financial data of Schuler Homes included elsewhere in this document. These historical results are not necessarily indicative of the results to be expected in the future. You should read the section entitled "Management's Discussion and Analysis of Consolidated Financial Condition and Consolidated Results of Operations of Schuler Homes" and the financial statements and the related notes to those statements included elsewhere in this document in conjunction with the information contained in this table.

                                                                   YEAR ENDED                                NINE MONTHS ENDED
                                                                  DECEMBER 31,                                 SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1999         1998         1997         1996         1995         2000         1999
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Residential real estate sales..........  $  506,778   $  282,902   $  229,624   $   93,645   $  132,897   $  494,283   $  355,851
Cost and expenses:
  Residential real estate sales........     403,684      225,370      184,843       76,612      101,356      380,759      282,436
  Selling and commissions..............      31,747       19,124       17,268        7,767        7,333       29,265       22,623
  General and administrative...........      25,481       16,008       13,596        4,179        4,167       26,291       18,400
  Non-cash charge for impairment of
    long-lived assets(1)...............          --           --           --       23,910        9,405       36,398           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total costs and expenses...........     460,912      260,502      215,707      112,468      122,261      472,713      323,459
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Operating income (loss)..............      45,866       22,400       13,917      (18,823)      10,636       21,570       32,392
Income (loss) from unconsolidated joint
  ventures.............................       1,322        2,435         (136)         157          967        1,069          893
Minority interest in pretax income of
  consolidated subsidiary..............        (444)          --           --           --           --         (777)        (272)
Other income (expense).................      (4,851)      (4,243)      (4,261)          (9)         462       (6,151)      (3,492)
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before provision for
  income taxes.........................      41,893       20,592        9,520      (18,675)      12,065       15,711       29,521
Provision (credit)for income taxes.....      16,173        7,876        3,634       (7,289)       4,703        5,881       11,360
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)......................  $   25,720   $   12,716   $    5,886   $  (11,386)  $    7,362   $    9,830   $   18,161
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net income (loss) per share (basic)....  $     1.29   $     0.63   $     0.29   $    (0.55)  $     0.35   $     0.49   $     0.91
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average shares outstanding
  (basic)..............................  19,997,759   20,102,922   20,100,267   20,583,860   20,874,177   20,102,329   19,967,688
Net income (loss) per share
  (diluted)(2).........................  $     1.28   $     0.63   $     0.29   $    (0.55)  $     0.35   $     0.49   $     0.91
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average shares outstanding
  (diluted)............................  22,631,749          N/A          N/A          N/A          N/A          N/A          N/A

                                                                                                                   AS OF
                                                                      AS OF DECEMBER 31,                       SEPTEMBER 30,
                                                     ----------------------------------------------------   -------------------
                                                       1999       1998       1997       1996       1995       2000       1999
                                                     --------   --------   --------   --------   --------   --------   --------
                                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash...............................................  $  6,673   $  4,915   $  3,842   $  1,619   $  6,147   $  3,206   $  6,673
Inventories........................................   436,305    325,166    291,081    238,358    247,506    458,998    436,305
Total assets.......................................   490,466    385,543    340,571    268,947    273,370    527,958    490,466
Revolving credit facility..........................    78,183     17,365     91,077     44,690     36,781     86,575     78,183
9% Senior Notes due 2008...........................    98,671     98,512         --         --         --     98,791     98,671
6.50% Convertible Subordinated Debentures due
  2003.............................................    57,500     57,500     57,500     57,500     57,500     57,500     57,500
Other indebtedness.................................     2,409      3,954      2,627         --         --     10,603      2,409
Total debt.........................................   236,763    177,331    151,204    102,190     94,281    253,469    236,763
Total stockholders' equity.........................   201,148    175,555    163,355    157,465    173,851    211,113    201,148

------------------------

(1) Represents a non-cash charge pursuant to Financial Accounting Standards Board Statement No. 121.

(2) Net income (loss) per share (diluted) is computed by adding interest charged to cost of residential real estate sold which is applicable to Schuler Homes' convertible subordinated debentures, net of related income taxes, to net income and dividing by the weighted average number of shares outstanding, assuming conversion of all of the outstanding amounts of the convertible subordinated debentures. The computation of diluted earnings per share for the years ended December 31, 1998, 1997, 1996 and 1995 excludes the impact of the convertible subordinated debentures, since the effect would be antidilutive.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND CONSOLIDATED RESULTS OF OPERATIONS OF SCHULER HOMES

BACKGROUND

    Schuler Homes designs, constructs, markets and sells single-family residences, townhomes and condominiums primarily to entry level and first-time move-up buyers. Schuler Homes operates in Hawaii, Colorado, northern California, Oregon, southern California, Washington and Arizona.

    Schuler Homes' financial results through September 30, 2000 benefited from strength in the housing markets of many of Schuler Homes' mainland divisions, in particular, Colorado, northern California and Washington. Schuler Homes also realized higher revenues and operating results in its Hawaii division, partly offset by a softening in Oregon's housing market and lower operating results in Schuler Homes' Oregon division, during the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999. In particular, increased sales prices in many of Schuler Homes' mainland markets, coupled with the closings of home sales in projects in which land costs were lower than the cost at which land can be purchased today, positively impacted Schuler Homes' profit margins during the nine months ended September 30, 2000.

    For the nine months ended September 30, 2000, Schuler Homes reported revenues of $494.3 million compared to revenues of $355.9 million during the nine months ended September 30, 1999. Operating income during the nine months ended September 30, 2000, before the non-cash charge for impairment of long-lived assets discussed below, was $58.0 million, representing an increase of 79.0% over operating income of $32.4 million during the nine months ended September 30, 1999. Net income during the nine months ended September 30, 2000, before the non-cash charge for impairment of long-lived assets discussed below, was $32.0 million, representing an increase of 76.4% over net income of $18.2 million during the nine months ended September 30, 1999. After giving effect to the non-cash charge for impairment of long-lived assets discussed below, Schuler Homes had operating income of $21.6 million and net income of $9.8 million for the nine months ended September 30, 2000. Schuler Homes' stated goal for calendar year 2000, as reported to its employees, is annual revenues in excess of $600.0 million.

    Schuler Homes' financial results for the year ended December 31, 1999 reflected higher operating margins than for the year ended December 31, 1998, along with increased unit closings and sales volumes. Revenues increased 79.1% from $282.9 million for the year ended December 31, 1998, to $506.8 million for the year ended December 31, 1999. The number of units closed increased 44.7% from 1,827 for the year ended December 31, 1998, to 2,643 for the year ended December 31, 1999. Net income increased 102.3% from $12.7 million for the year ended December 31, 1998, to $25.7 million for the year ended December 31, 1999.

RESULTS OF OPERATIONS

    Schuler Homes' statements of operations data expressed as a percentage of total residential real estate sales are shown below for the periods indicated.

                                                                                                NINE MONTHS
                                                                     YEAR ENDED                    ENDED
                                                                    DECEMBER 31,               SEPTEMBER 30,
                                                           ------------------------------   -------------------
                                                             1999       1998       1997       2000       1999
                                                           --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Residential real estate sales............................   100.0%     100.0%     100.0%     100.0%     100.0%
Costs and expenses:
  Residential real estate sales..........................    79.6       79.7       80.5       77.0       79.4
  Selling and commissions................................     6.3        6.8        7.5        5.9        6.3
  General and administrative.............................     5.0        5.6        5.9        5.3        5.2
  Non-cash charge for impairment of long-lived assets....      --         --         --        7.4         --
                                                            -----      -----      -----      -----      -----
Total costs and expenses.................................    90.9       92.1       93.9       95.6       90.9
                                                            -----      -----      -----      -----      -----
  Operating income.......................................     9.1%       7.9%       6.1%       4.4%       9.1%
                                                            =====      =====      =====      =====      =====

    Schuler Homes' number of units closed, average sales prices of units closed and backlog are set forth below for the periods indicated. Schuler Homes' stated goal for calendar year 2000, as reported to its employees, is to close over 3,000 homes.

                                                   YEAR ENDED                        NINE MONTHS ENDED
                                                  DECEMBER 31,                         SEPTEMBER 30,
                                   ------------------------------------------   ---------------------------
                                       1999           1998           1997           2000           1999
                                   ------------   ------------   ------------   ------------   ------------
SELECTED OPERATING DATA:
Units closings
Colorado.........................         1,368          1,090            950          1,241            995
Hawaii(1)........................           319            320            343            232            229
Northern California..............           256             83             15            239            159
Oregon...........................           308             63              9            220            243
Southern California..............            --             --             --              2             --
Washington(2)....................           273             --             --            247            199
                                   ------------   ------------   ------------   ------------   ------------
  Total consolidated.............         2,524          1,556          1,317          2,181          1,825
Unconsolidated joint ventures:
  Colorado(3)....................            80             --             --             36             56
  Hawaii(4)......................            21             20             28             32             16
  Southern California(5).........            18             --             --             76              9
  Washington(2)..................            --            251             82             --             --
                                   ------------   ------------   ------------   ------------   ------------
Total............................         2,643          1,827          1,427          2,325          1,906
                                   ============   ============   ============   ============   ============
Average sales price:
  Colorado.......................  $    179,000   $    158,000   $    149,000   $    200,000   $    176,000
  Hawaii(1)......................       252,000        268,000        228,000        271,000        254,000
  Northern California............       246,000        154,000        141,000        317,000        233,000
  Oregon.........................       163,000        198,000        179,000        150,000        162,000
  Washington(2)..................       246,000             --             --        275,000        235,000
  Southern California............            --             --             --        139,000             --
    Total consolidated...........       200,000        182,000        169,000        224,000        195,000
  Unconsolidated joint ventures:
  Colorado(3)....................       175,000             --             --        194,000        170,000
  Hawaii(4)......................       126,000        121,000        130,000        131,000        134,000
  Southern California(5).........       393,000             --             --        336,000        307,000
  Washington(2)..................            --        240,000        223,000             --             --
Total............................  $    200,000   $    189,000   $    172,000   $    226,000   $    194,000
Backlog at period end,
  units(6).......................           974            681            408            976          1,032
Backlog at period end, aggregate
  sales value(6).................  $208,727,000   $123,886,000   $ 76,125,000   $241,754,000   $216,917,000

--------------------------

(1) The number of unit closings includes homes and lots sold pursuant to Schuler Homes' "zero-down" sales program in Hawaii, but excludes 12 sales that closed prior to April 1, 2000 under Schuler Homes' zero-down sales program for which the second mortgage notes were sold during the nine months ended
   September 30, 2000, and 11 sales that closed prior to January 1, 1999 under Schuler Homes' zero-down sales program for which the second mortgage notes were sold during the nine months ended September 30, 1999. Revenues associated with zero-down closings are deferred until the related notes receivables are paid in full. Approximately $0.2 million of revenues associated with one zero-down closing were deferred in the year ended December 31, 1999, approximately $0.3 million of revenues associated with two zero-down closings were deferred in the year ended December 31, 1998 and approximately $3.4 million of revenues associated with eighteen zero-down closings were deferred in the year ended December 31, 1997.

(2) Reflects information with respect to 100.0% of the operations of Stafford Homes in which Schuler Homes acquired a 49.0% interest in July 1997. Schuler Homes increased its interest in Stafford Homes to 89.0% in January 1999. Had Schuler Homes acquired a 49.0% ownership interest in Stafford Homes as of January 1, 1997, the number of sales closed for the year ended December 31, 1997 would have been 160.

(3) Reflects information with respect to 100.0% of the operations of Schuler Homes' 50.0%-owned joint venture in Colorado.

(4) Reflects information with respect to 100.0% of the operations of Schuler Homes' two 50.0%-owned joint ventures in Hawaii.

(5) Reflects information with respect to 100.0% of the operations of Schuler Homes' 24.5% to 49.0%-owned joint ventures in southern California.

(6) Represents homes and lots subject to pending sales contracts that have not closed. Because such contracts require satisfaction of various contingencies and buyers may cancel them at any time, Schuler Homes cannot assure you that homes and lots subject to pending sales contracts will close.

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

    RESIDENTIAL REAL ESTATE SALES

    Schuler Homes' residential real estate sales for the nine months ended September 30, 2000 were $494.3 million, an increase of 38.9% from residential real estate sales of $355.9 million for the nine months ended September 30, 1999. The increase reflects a larger number of unit sales closed at higher average sales prices in the nine months ended September 30, 2000 relative to the nine months ended September 30, 1999. Schuler Homes' average sales price per unit increased to $224,000 for the nine months ended September 30, 2000 from an average sales price per unit of $195,000 for the nine months ended
September 30, 1999. Residential real estate sales for the nine months ended September 30, 2000 include revenues from land sales of $6.2 million from the sale of a land parcel in northern California.

    COSTS AND EXPENSES--RESIDENTIAL REAL ESTATE SALES

    Costs and expenses--residential real estate sales represents the acquisition, development and construction costs attributable to home sales closed. Acquisition, development and construction costs include primarily land acquisition costs, site work and land development costs, construction material and labor costs, engineering and architectural costs, loan fees, interest, and other direct and indirect costs attributable to development, project management and construction activities.

    Costs and expenses-residential real estate sales for the nine months ended September 30, 2000 were $380.8 million, an increase of 34.8% compared to costs and expenses-residential real estate sales for the nine months ended
September 30, 1999 of $282.4 million. This increase reflects a larger number of units closed and related increased revenues during the nine months ended September 30, 2000 relative to nine months ended September 30, 1999. As a percentage of revenues, costs and expenses-residential real estate sales decreased to 77.0% for the nine months ended September 30, 2000 from 79.4% for the nine months ended September 30, 1999. Increased sales prices in many of Schuler Homes' mainland markets, coupled with the closings of home sales in projects in which land costs were lower than the cost at which land can be purchased today, positively impacted Schuler Homes' profit margins during the nine months ended September 30, 2000. Schuler Homes believes that since there can be no assurance that it will be able to raise sales prices in the future at the same rate as increases in land and construction costs, profit margins in the future will likely be lower than those achieved in the nine months ended September 30, 2000.

    Total interest incurred during the nine months ended September 30, 2000 was approximately $14.8 million, compared to approximately $13.6 million during the nine months ended September 30, 1999. Of the amounts incurred, approximately $3.9 million was included in other expense and expensed currently in the nine months ended September 30, 2000, and approximately $2.0 million was included in other expense and expensed currently in the nine months ended September 30, 1999. The remaining interest incurred during the nine months ended
September 30, 2000 and 1999 was capitalized to development projects. Interest capitalized to projects is expensed through costs and expenses-- residential real estate sales as sales are closed and revenue is recognized in the particular project. The amount of previously capitalized interest expensed through costs and expenses--residential real estate sales totaled $12.3 million during the nine months ended September 30, 2000 and $11.9 million during the nine months ended September 30, 1999.

    Average debt outstanding was approximately $247.9 million for the nine months ended September 30, 2000 and approximately $235.1 million for the nine months ended September 30, 1999. Schuler Homes' average interest rate on its debt for the nine months ended September 30, 2000 was approximately 7.9%, compared to approximately 7.8% for the nine months ended September 30, 1999. Schuler Homes' notes payable to banks bear interest based on the prime interest rate or LIBOR. Changes in the prime interest rate or LIBOR rates will affect the amount of interest being capitalized to inventory and subsequently expensed through costs and expenses--residential real estate sales as sales are closed and revenue is recognized.

    COSTS AND EXPENSES--SELLING AND COMMISSIONS

    Selling and commissions expense represents selling and marketing costs associated with the sale of homes. Such costs include commissions, sales incentives offered to buyers, advertising costs, model and sales office costs and other general sales and marketing costs.

    Selling and commissions expenses for the nine months ended September 30, 2000 were $29.3 million compared to selling and commissions expenses for the nine months ended September 30, 1999 of $22.6 million. As a percentage of revenues, selling and commissions expenses decreased to 5.9% for the nine months ended September 30, 2000 from 6.3% for the nine months ended September 30, 1999. The decrease in selling and commissions expenses as a percentage of revenues is primarily attributable to selling and commissions expenses increasing at a slower rate than revenues.

    COSTS AND EXPENSES--GENERAL AND ADMINISTRATIVE

    General and administrative expenses include salaries, office costs and other administrative costs. Schuler Homes capitalizes indirect costs attributable to specific projects and deducts these costs as part of costs and expenses-residential real estate sales.

    General and administrative expenses for the nine months ended September 30, 2000 were $26.3 million, an increase of 42.9% compared to general and administrative expenses for the nine months ended September 30, 1999 of $18.4 million. As a percentage of revenues, general and administrative expenses was 5.3% for the nine months ended September 30, 2000 and 5.2% for the nine months ended September 30, 1999.

    COSTS AND EXPENSES--NON-CASH CHARGE FOR IMPAIRMENT OF LONG-LIVED ASSETS

    In contemplation of the pending transaction with Western Pacific, Schuler Homes plans to increase its product offerings in Hawaii by adding projects in various areas on the islands of Oahu, Maui, Kauai and Hawaii, while reducing its investment in longer term land parcels in areas where it has a concentration of land. This change in strategy resulted in the recognition of a non-cash charge for impairment of long-lived assets, pursuant to Financial Accounting Standards Board Statement No. 121, of approximately $36.4 million, $22.2 million after tax, during the three months ended September 30, 2000, which resulted in reported operating and net losses.

    INCOME FROM UNCONSOLIDATED JOINT VENTURES

    For the nine months ended September 30, 2000, income from unconsolidated joint ventures represents Schuler Homes' 50.0% interest in the operations of two joint ventures in Hawaii; a 50.0% interest in a joint venture in Colorado beginning in the three months ended June 30, 1999, and a

24.5% to 49.0% interest in joint ventures in southern California beginning in the three months ended September 30, 1999.

    The increase in income from unconsolidated joint ventures from $893,000 during the nine months ended September 30, 1999 to $1.1 million during the nine months ended September 30, 2000 is primarily due to increased income from the Colorado and California joint ventures, partially offset by a decrease in income from the joint ventures in Hawaii.

    MINORITY INTEREST IN PRETAX INCOME OF CONSOLIDATED SUBSIDIARY

    Minority interest in pretax income of consolidated subsidiary represents income relating to the 11.0% of Stafford Homes not owned by Schuler Homes.

    OTHER INCOME (EXPENSE)

    Other income (expense) consists primarily of interest incurred, less interest capitalized to inventory (interest expense); amortization of financing fees, net of amounts capitalized to inventory; and amortization of goodwill and covenants-not-to-compete, less interest income. The increase in other income (expense) of $2.7 million from the nine months ended September 30, 1999 to the nine months ended September 30, 2000 is primarily attributable to amortization of the unamortized balance of intangibles associated with Schuler Homes' acquisition of certain assets of Keys Homes in October 1998 and the forgiveness by Schuler Homes of a portion of a note receivable from the former owner of Keys Homes, who is also the former president of Schuler Homes' Oregon division, who has relinquished his right to a percentage of the profits of the Oregon division. In addition, the increase in other income (expense) is attributable to a higher amount of interest expensed rather than capitalized at the Oregon division, resulting from a decrease in the amount of inventory under construction due to the current softness in the Oregon real estate market.

    PROVISION FOR INCOME TAXES

    Schuler Homes' effective combined income tax rate was approximately 37.4% for the nine months ended September 30, 2000 and 38.5% for the nine months ended September 30, 1999.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

    RESIDENTIAL REAL ESTATE SALES

    Schuler Homes' residential real estate sales for the year ended
December 31, 1999 were $506.8 million, an increase of 79.1% from residential real estate sales of $282.9 million for the year ended December 31, 1998. The increase reflects a larger number of units sold and a higher average sales price per unit in the year ended December 31, 1999 relative to the year ended
December 31, 1998. Schuler Homes' average sales price per unit increased to $200,000 for the year ended December 31, 1999, a 9.9% increase from an average sales price per unit of $182,000 for the year ended December 31, 1998. The increase in revenues, units sold and sales price per unit occurred in part because Schuler Homes' operating results for the year ended December 31, 1999 are consolidated with Stafford Homes' operating results for the year ended December 31, 1999. Stafford Homes' average sales price per unit was $246,000 for the year ended December 31, 1999. The operating results are consolidated because Schuler Homes increased its ownership of Stafford Homes to 89.0% in January 1999. Strong market conditions and a different mix of homes delivered in the year ended December 31, 1999 as compared to the year ended December 31, 1998 also contributed to increased revenues, units sold and average sales price per unit.

    Schuler Homes' residential real estate sales for the year ended
December 31, 1998 were $282.9 million, an increase of 23.2% from residential real estate sales of $229.6 million for the year ended December 31, 1997. The increase reflects a larger number of units sold and a higher average sales price per unit in the year ended December 31, 1998 compared to the year ended December 31, 1997. For the year ended December 31, 1997, Schuler Homes recognized $10.1 million of deferred revenue related to 53 of the 70 sales that closed in the year ended December 31, 1996 pursuant to Schuler Homes' zero-down sales program in which Schuler Homes provided new home buyers with second mortgages of up to 20.0% of the purchase price. Schuler Homes deferred revenue and profit recognition on these zero-down sales until the first quarter of the year ended December 31, 1997 when the second mortgages were sold.

    COSTS AND EXPENSES--RESIDENTIAL REAL ESTATE SALES

    Costs and expenses--residential real estate sales for the year ended December 31, 1999 were $403.7 million, an increase of 79.1% from costs and expenses--residential real estate sales for the year ended December 31, 1998 of $225.4 million. The increase reflects the larger number of units closed in the year ended December 31, 1999 relative to the year ended December 31, 1998. As a percentage of revenues, costs and expenses--residential real estate sales decreased to 79.6% for the year ended December 31, 1999 from 79.7% for the year ended December 31, 1998.

    Costs and expenses--residential real estate sales for the year ended December 31, 1998 were $225.4 million, an increase of 21.9% compared to costs and expenses--residential real estate sales of $184.8 million for the year ended December 31, 1997. This increase reflects a larger number of units closed in the year ended December 31, 1998 relative to the year ended December 31, 1997. As a percentage of revenues, costs and expenses--residential real estate sales decreased in the year ended December 31, 1998 to 79.7% from 80.5% in the year ended December 31, 1997. This decrease is primarily attributable to higher profit margins realized by Schuler Homes' Colorado division for the year ended December 31, 1998, which were primarily attributable to an increase in average sales prices. The decrease also reflects higher profit margins in Schuler Homes' Hawaii divisions for the year ended December 31, 1998 that were primarily attributable to the absence of the discount absorbed by Schuler Homes relating to the sale of second mortgages in the year ended December 31, 1997.

    COSTS AND EXPENSES--SELLING AND COMMISSIONS

    Selling and commissions expenses for the year ended December 31, 1999 were $31.7 million, an increase of 66.0% compared to selling and commissions expenses for the year ended December 31, 1998 of $19.1 million. The increase is primarily attributable to a higher level of units closed in the year ended December 31, 1999 compared to the year ended December 31, 1998. As a percentage of revenues, selling and commissions expenses decreased to 6.3% for the year ended
December 31, 1999 from 6.8% for the year ended December 31, 1998. The decrease is a result of selling and commissions expenses increasing at a slower rate than revenues.

    Selling and commissions expenses for the year ended December 31, 1998 were $19.1 million, an increase of 10.7% compared to selling and commissions expenses for the year ended December 31, 1997 of $17.3 million. As a percentage of revenues, selling and commissions expenses decreased to 6.8% in the year ended December 31, 1998 from 7.5% in the year ended December 31, 1997. The decrease is a result of selling and commissions expenses increasing at a slower rate than revenues.

    COSTS AND EXPENSES--GENERAL AND ADMINISTRATIVE

    General and administrative expenses for the year ended December 31, 1999 were $25.5 million, an increase of 59.2% compared to general and administrative expenses for the year ended December 31, 1998 of $16.0 million, which represented an increase of 17.7%, compared to general and administrative expenses of $13.6 million for the year ended December 31, 1997. As a percentage of revenues, general and administrative expenses decreased to 5.0% in the year ended December 31, 1999 from 5.6% in the year ended December 31, 1998 and 5.9% in the year ended December 31, 1997. The decrease is a result of general and administrative expenses increasing at a slower rate than revenues.

    INCOME FROM UNCONSOLIDATED JOINT VENTURES

    For the year ended December 31, 1999, income from unconsolidated joint ventures represents Schuler Homes' 50.0% interest in the operations of two joint ventures in Hawaii, a 50.0% interest in a joint venture in Colorado beginning in the second quarter of the year ended December 31, 1999, and a 24.5% to 49.0% interest in joint ventures in southern California beginning in the third quarter of the year ended December 31, 1999.

    For the year ended December 31, 1998, income from unconsolidated joint ventures represents Schuler Homes' 49.0% interest in the operations of Stafford Homes, in addition to its 50.0% interest in the operations of two joint ventures in Hawaii. Income from unconsolidated joint ventures decreased for the year ended December 31, 1998 compared to the year ended December 31, 1999 primarily because Schuler Homes accounted for Stafford Homes as a consolidated subsidiary for the year ended December 31, 1999, rather than an unconsolidated joint venture.

    The increase in income from unconsolidated joint ventures for the year ended December 31, 1997 compared to the year ended December 31, 1998 is primarily attributable to a growth in income of $1.9 million from Schuler Homes' 49.0% interest in Stafford Homes. Schuler Homes' loss from unconsolidated joint ventures for the year ended December 31, 1997 is primarily attributable to Schuler Homes' share of a $397,000 loss recognized by Iao Partners, one of its Hawaii joint ventures, in 1997. This loss was partly offset by Schuler Homes' share of the income from Stafford Homes of $329,000 for the year ended
December 31, 1997.

    MINORITY INTEREST IN PRETAX INCOME OF CONSOLIDATED SUBSIDIARY

    Minority interest in pretax income of consolidated subsidiary represents income relating to the 11.0% of Stafford Homes not owned by Schuler Homes.

    OTHER INCOME (EXPENSE)

    The increase in other income (expense) of $608,000 from the year ended December 31, 1998 to the year ended December 31, 1999 is primarily attributable to additional interest expense resulting from the consolidation of Stafford Homes offset by a lower ratio of debt to inventory under development at Schuler Homes' divisions other than Stafford Homes. The increase in income (expense) from the year ended December 31, 1997 to the year ended December 31, 1998 is primarily attributable to an increase in interest and financing fees expensed.

    PROVISION (CREDIT) FOR INCOME TAXES

    Schuler Homes' effective combined income tax rate was approximately 38.6% for the year ended December 31, 1999, 38.2% for the year ended December 31, 1998 and 38.2% for the year ended December 31, 1997.

BACKLOG

    Schuler Homes' homes are generally offered for sale before their construction and sold pursuant to standard sales contracts. A buyer may cancel Schuler Homes' standard sales contract at any time before closing. Schuler Homes does not recognize revenues on homes covered by its standard sales contracts until the sales are closed. Schuler Homes categorizes homes covered by its standard sales contracts as backlog.

    The following tables set forth Schuler Homes' backlog for homes and residential lots as of September 30, 2000, September 30, 1999, December 31, 1999, December 31, 1998, and December 31,

1997. The tables include homes and lots sold pursuant to Schuler Homes' zero-down sales program and 100% of the backlog related to Schuler Homes' joint ventures.

                                                                      AS OF SEPTEMBER 30,
                                                       -------------------------------------------------
                                                                2000                      1999
                                                       -----------------------   -----------------------
                                                                   AGGREGATE                 AGGREGATE
                                                        NUMBER    SALES VALUE     NUMBER    SALES VALUE
                                                       --------   ------------   --------   ------------
Consolidated:
  Colorado...........................................     474     $ 99,586,000      621     $114,218,000
  Hawaii.............................................      88       26,491,000       97       26,955,000
  Northern California................................     164       47,592,000      114       30,280,000
  Oregon.............................................      54       10,008,000       66       12,763,000
  Southern California................................      56       14,535,000       --               --
  Washington.........................................     104       34,985,000       77       21,662,000
                                                        -----     ------------    -----     ------------
Total consolidated...................................     940      233,197,000      975      205,878,000

Unconsolidated joint ventures:
  Colorado...........................................      --               --       41        7,156,000
  Hawaii.............................................      21        2,595,000        6          820,000
  Southern California................................      15        5,962,000       10        3,063,000
                                                        -----     ------------    -----     ------------
Total................................................     976     $241,754,000    1,032     $216,917,000
                                                        =====     ============    =====     ============

                                                                     AS OF DECEMBER 31,
                                         --------------------------------------------------------------------------
                                                  1999                      1998                      1997
                                         -----------------------   -----------------------   ----------------------
                                                     AGGREGATE                 AGGREGATE                 AGGREGATE
                                          NUMBER    SALES VALUE     NUMBER    SALES VALUE     NUMBER    SALES VALUE
                                         --------   ------------   --------   ------------   --------   -----------
Consolidated:
  Colorado.............................    624      $119,127,000     457      $ 78,075,000     267      $41,284,000
  Hawaii...............................     65        17,117,000      47        11,903,000      67       19,774,000
  Northern California..................     98        28,142,000      35         6,508,000      14        1,905,000
  Oregon...............................     59        10,069,000      76        13,397,000      14        2,676,000
  Washington...........................     69        21,937,000      --                --      --               --
                                           ---      ------------     ---      ------------     ---      -----------
Total consolidated.....................    915       196,392,000     615       109,883,000     362       65,639,000

Unconsolidated joint ventures:
  Colorado.............................     28         5,117,000      20         3,111,000      --               --
  Hawaii...............................      8         1,134,000       5           620,000       3          398,000
  Southern California..................     23         6,084,000      --                --      --               --
  Washington...........................     --                --      41        10,272,000      43       10,088,000
                                           ---      ------------     ---      ------------     ---      -----------
Total..................................    974      $208,727,000     681      $123,886,000     408      $76,125,000
                                           ===      ============     ===      ============     ===      ===========

    The average sales price of the homes and lots comprising backlog for Schuler Homes' consolidated projects for the nine months ended September 30, 2000 was $248,000, and the average sales price of the homes and lots comprising backlog for Schuler Homes' consolidated projects for the nine months ended
September 30, 1999 was $211,000. The average sales price of the homes and lots comprising backlog for Schuler Homes' consolidated projects for the year ended December 31, 1999 was $215,000. The average sales price of the homes and lots comprising backlog for the year ended December 31, 1998 was $179,000, and the average sales price of homes and lots comprising backlog for the year ended December 31, 1997 was $181,000. The higher average sales price in the year ended December 31, 1999 compared to the year ended December 31, 1998 and the year ended December 31, 1997 is primarily attributable to increased sales prices in Schuler Homes' mainland U.S. divisions due to strong mainland U.S. housing markets and a different mix of homes sold.

    As of September 30, 2000, Schuler Homes' Colorado division's backlog was 474 units, as compared to 621 units as of September 30, 1999. In Colorado, Schuler Homes completely sold out of a number of its projects in the first half of 2000 as a result of the strong rate of orders experienced earlier in the year. As of September 30, 2000, the Colorado division was offering homes for sale from 9 active communities as compared to 13 a year ago. Schuler Homes has raised its sales prices in Colorado to slow orders to match its construction pace and is developing a number of new sites to increase the number of active communities over the next year in this division from 9 to approximately 15 a year from now. As of September 30, 2000, Schuler Homes' Colorado division had approximately 6,450 lots that it either owned or controlled under option contracts.

VARIABILITY OF RESULTS; OTHER FACTORS

    Schuler Homes has experienced, and expects to continue to experience, significant variability in sales and net income. Factors that affect Schuler Homes' results include:

    - the timing of home closings, a substantial portion of which historically have occurred in the last month of each quarter

    - Schuler Homes' ability to acquire additional land on favorable terms for future developments

    - the condition of real estate markets and economies in which Schuler Homes operates

    - the cyclical nature of the homebuilding industry and changes in prevailing interest rates

    - costs of material and labor

    - delays in construction schedules caused by timing of inspections and approval by regulatory agencies, including zoning approvals, building permits and receipt of entitlements

    - the timing of completion of necessary public infrastructure

    - the timing of utility hookups

    Schuler Homes' past financial performance is not necessarily a meaningful indicator of future results, and, in general, Schuler Homes' financial results will vary from development to development and from fiscal quarter to fiscal quarter. For example, for the three months ended September 30, 2000, Schuler Homes reported an after tax non-cash charge for impairment of long-lived assets of approximately $22.2 million pursuant to Financial Accounting Standards Board Statement No. 121. This was due to Schuler Homes' plan, in contemplation of the merger, to increase its product offerings in Hawaii by adding projects in various areas on the islands of Oahu, Maui, Kauai and Hawaii while reducing its investment in longer term land parcels where it has a concentration of land.

    As homebuilder, Schuler Homes is subject to numerous risks, many of which are beyond its control, including:

    - Adverse weather conditions, such as droughts, floods, earthquakes, wildfires or other natural disasters, which could damage Schuler Homes' projects, cause delays in completion of its projects or reduce consumer demand for its projects

    - Shortages in labor or materials that could delay completion of Schuler Homes' projects and increase the prices it pays for labor or materials, thereby affecting its sales and profitability

    - An oversupply of new homes or alternatives to new homes, such as rental properties and used homes, could occur and could depress prices and reduce margins for the sale of new homes

    - Competitors could engage in promotional pricing which may force us to decrease our sales prices or offer other incentives to our customers which may decrease our revenues and profits

    - Construction defects, soil subsidence, inadequate sales disclosure notices and other building related claims may be asserted against Schuler Homes

    Weather may significantly influence demand in some of our markets. Weekend weather is a particularly strong factor since that is when the majority of home sales are initiated. In addition, adverse weather conditions may delay site improvements and foundation work, among other construction processes. Weather patterns which result in unseasonably cool temperatures, rain or snow, water shortages or floods, or any of the other factors described above may materially adversely affect our financial condition or results of operations.

    Virtually all buyers of Schuler Homes' homes finance their purchases with mortgages. Increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment generally diminish housing demand. Schuler Homes' residential real estate sales, gross profit margins and net income also depend on the availability and cost of mortgage financing for buyers of homes owned by potential customers so those customers can sell their homes and purchase a home from Schuler Homes.

LIQUIDITY AND CAPITAL RESOURCES

    Schuler Homes uses its liquidity and capital resources to support inventories of land, home sites and homes, provide working capital, fund market expansion and make interest and principal payments on outstanding debt.

    Schuler Homes expects to acquire land for future homebuilding operations, including raw land, finished lots and partially developed land, through takedowns of lots subject to option contracts. The use of option contracts generally lessens Schuler Homes' land-related risk and improves liquidity. Increased demand for land and partially developed and finished lots, however, reduces Schuler Homes' ability to acquire lots using option contracts.

    In connection with its 1997 purchase of a 49.0% interest in Stafford Homes, Schuler Homes had an option to purchase the remaining 51.0% interest in Stafford Homes based on a pre-determined formula, subject to specified contingencies. In January 1999, Schuler Homes increased its ownership interest in Stafford Homes to 89.0% and refinanced Stafford Homes' existing debt. Schuler Homes anticipates that it will acquire the remaining 11.0% interest in Stafford Homes in January 2001.

    At October 31, 2000, Schuler Homes had commitments to purchase parcels of land for approximately $1.6 million. Schuler Homes expects to utilize a combination of cash flow from operations and bank financing to purchase these land parcels. Schuler Homes intends to consummate the purchases of these land parcels during 2000 and 2001. However, no assurances can be given that these purchases will be completed.

    In November 1998, Schuler Homes adopted a stock repurchase program to reacquire up to an aggregate of $10.0 million of its outstanding common stock. As of September 30, 2000, Schuler Homes had repurchased 525,700 shares under the program at a total cost of $3.7 million. The program was suspended due to the pending reorganization and expired by its terms on December 31, 2000.

    As part of Schuler Homes' July 1999 asset acquisition that established new divisions in southern California and Arizona, officers of the new divisions who formerly owned the acquired assets received membership interests in SRHI, LLC. SRHI, LLC is an affiliate of Schuler Homes. Upon consummation of the reorganization, Schuler Homes will purchase the SRHI, LLC membership interests from the former owners of the acquired assets for $9.0 million, payable as follows: $2.5 million upon the later of the completion of the reorganization or January 1, 2001, $2.0 million on the one year anniversary of the completion of the reorganization, and a note for $4.5 million that matures four years after the completion of the reorganization and that bears interest at 7.0%.

    Schuler Homes has a revolving credit facility with a consortium of banks in the amount of $170.0 million. Schuler Homes has a one-time option to reduce the amount of the facility by up to $30.0 million on an irrevocable basis. The facility expires on July 1, 2002 and includes an option for the lenders to extend the term for an additional year as of July 1 of each year. Schuler Homes can select an interest rate based on either LIBOR, for a one, two, three or six-month term, or prime for each borrowing. Based on Schuler Homes' leverage and interest coverage ratios as defined under the credit agreement, the interest rate may vary from LIBOR plus 1.5% to 2.0%, or prime plus 0.0% to 0.25%. The revolving credit facility contains financial covenants and provisions that may, under some circumstances, limit the amount Schuler Homes may borrow. As of September 30, 2000, approximately $83.4 million of Schuler Homes' line of credit was unused, of which $7.6 million is restricted to withdrawal for specific project costs and letters of credit. Schuler Homes intends to maintain its existing revolving credit facility following the reorganization and is currently in the process of negotiating with the banks to increase the amount of its revolving credit facility to $200.0 million.

    Schuler Homes previously entered into two interest rate swaps. One swap required Schuler Homes to pay a fixed rate of 5.75% on $30 million, while receiving an interest payment at a floating one-month LIBOR. However, if the one-month LIBOR reset at or above 7.0%, the swap reversed for that payment period and no interest payments were exchanged. The second swap, which became effective on August 9, 1999, required Schuler Homes to pay interest at a floating one-month LIBOR on $30.0 million, while receiving an interest payment at a fixed rate of 6.31%. The interest rate differential on these swaps to be received or paid was recognized during the period as an adjustment to interest incurred. Both swaps were cancelled on October 12, 2000 at a cost of approximately $18,000.

    Schuler Homes has no material commitments or off-balance sheet financing arrangements that would tend to affect future liquidity. Schuler Homes anticipates that it can satisfy its current and near-term capital requirements based on its current capital resources and additional liquidity available under existing credit agreements. Schuler Homes believes that it can meet its long-term capital needs, including meeting debt payments and refinancing or paying off other long-term debt, from operations and external financing sources, assuming that no significant adverse changes in Schuler Homes' business or general economic conditions occur. However, Schuler Homes cannot assure you that it will not require additional financing. Schuler Homes may need to raise additional funds to support more rapid expansion, respond to competitive pressures, acquire companies in the homebuilding industry and other related industries, or respond to unanticipated requirements. For example, Schuler Homes is evaluating financing opportunities and alternatives in connection with the reorganization with Western Pacific. Schuler Homes may seek to raise additional funds through private or public sales of debt or equity securities, bank debt, or otherwise. Schuler Homes cannot assure you that additional funding will be available on attractive terms, or at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    Schuler Homes limited its market risk on $30.0 million of its revolving credit facility by entering into an interest rate swap agreement, which converted floating rate debt to a fixed rate basis. This derivative financial instrument was used for hedging purposes rather than speculation. Schuler Homes does not enter into financial instruments for trading purposes.

    As an example, based upon Schuler Homes' average bank borrowings of $81.0 million during 1999, if the interest rate indexes on which Schuler Homes' bank borrowing rates are based increased 100 basis points in the year ending December 31, 2000, interest incurred would increase and cash flow would decrease for the year ending December 31, 2000 by $510,000. The decreased cash flow derives from increased interest on the portion of the bank borrowings in excess of the $30.0 million under the interest rate swap agreement. Schuler Homes would expense a portion of the increased interest as a period cost for the year ending December 31, 2000. The balance of the increased interest would be capitalized to real estate inventories and expensed as part of the cost of residential real estate sales in the year ending December 31, 2000 and in future years. In addition, Schuler Homes entered into a second swap, which converted fixed rate financing to a floating rate basis on $30.0 million. On October 12, 2000 both swaps were cancelled at a cost of approximately $18,000.

                       INFORMATION ABOUT SCHULER HOLDINGS

BUSINESS

    We are a newly formed corporation. After the reorganization, our business will be the combined homebuilding operations currently conducted by Schuler Homes and Western Pacific. To date, we have not conducted any business operations, except for the granting of stock options. You should read the discussions under the headings "Information About Schuler Homes" and "Information about Western Pacific" to learn about our business operations once the reorganization is completed.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below is information concerning our directors and executive officers. You should read the discussions under the heading "Information About Schuler Homes--Management" for information about James K. Schuler's, Pamela S. Jones' and Douglas M. Tonokawa's compensation, option grants and option exercises as executive officers of Schuler Homes. You should read the discussions under the heading "Information About Western Pacific--Management" for information about Eugene S. Rosenfeld's, Craig A. Manchester's and Thomas Connelly's compensation as executive officers of Western Pacific and other related matters.

    Set forth below is a list of our current directors and executive officers. After the reorganization, these individuals will remain our directors and executive officers.

NAME                                     AGE                   POSITION WITH SCHULER HOLDINGS
----                                   --------   --------------------------------------------------------
James K. Schuler.....................     62      Co-Chairman of the Board of Directors, President and
                                                  Chief Executive Officer
Eugene S. Rosenfeld..................     68      Co-Chairman of the Board of Directors
Craig A. Manchester..................     33      Executive Vice President and Chief Operating Officer
Pamela S. Jones......................     40      Executive Vice President, Chief Investment Officer, and
                                                    Director
Thomas Connelly......................     51      Senior Vice President, Chief Financial Officer and
                                                  Secretary
Douglas M. Tonokawa..................     42      Vice President of Finance and Chief Accounting Officer

    Set forth below is a list of the six additional directors who will join us upon completion of the reorganization.

NAME                                     AGE                   POSITION WITH SCHULER HOLDINGS
----                                   --------   --------------------------------------------------------
Thomas A. Bevilacqua.................     43      Director
Martin T. Hart.......................     66      Director
Ricardo Koenigsberger................     34      Director
Lee Neibart..........................     50      Director
Arnold Rosenstein....................     47      Director
David M. Traversi....................     41      Director

    JAMES K. SCHULER is our Co-Chairman of the Board of Directors as well as our President and Chief Executive Officer. Mr. Schuler founded Schuler Homes and has been Schuler Homes' Chairman of the Board, President and Chief Executive Officer since its incorporation in January 1992. From 1988 to January 1992, Mr. Schuler served as Chairman of the Board, President and Chief Executive Officer of JPS Hawaii, Inc., the predecessor of Schuler Homes. Since 1973, he has also been President of James K. Schuler & Associates, Inc., a private single- and multi-family development company that previously constructed homes in Hawaii, California, Washington and Texas.

    EUGENE S. ROSENFELD is our Co-Chairman of the Board of Directors. One of the founders of Western Pacific, Mr. Rosenfeld has served as its Chief Executive Officer since December 1993. Mr. Rosenfeld co-founded in 1976 and served as Chief Executive Officer of The Anden Group until 1992. From 1968 to 1976, he was President and Chief Executive Officer of Kaufman & Broad, Inc. Mr. Rosenfeld is also a managing partner of Highridge Partners, L.P., a commercial real estate investment firm and one of the principal beneficial owners of Western Pacific.

    CRAIG A. MANCHESTER is our Executive Vice President and Chief Operating Officer. Mr. Manchester has been the Chief Operating Officer of Western Pacific since January 1997 and became its President in August 1998. From September 1994 through December 1995, Mr. Manchester was Western Pacific's Vice President-Capital Markets and was the founder and Division President of Western Pacific's San Diego operation beginning in January 1996. Prior to
September 1994, Mr. Manchester was a Director of Capital Markets for Highridge Partners, L.P., where his responsibilities included all of the financing activities of Western Pacific. From 1992 to March 1994, Mr. Manchester was the Director of Investor Relations for the Presley Companies.

    PAMELA S. JONES is our Executive Vice President and Chief Investment Officer, and will become a director. Ms. Jones has been Schuler Homes' Senior Vice President of Finance and Chief Financial Officer since January 1992. From July 1988 to January 1992, Ms. Jones served as Vice President of Finance and Chief Financial Officer of JPS Hawaii, Inc. From September 1983 to May 1988, Ms. Jones was employed as an accountant and Manager in the Seattle, Washington office of Touche Ross & Co. Ms. Jones is the daughter of Mr. Schuler.

    THOMAS CONNELLY is our Senior Vice President, Chief Financial Officer and Secretary. Mr. Connelly has been the Senior Vice President and Chief Financial Officer of Western Pacific since April 1997. From November 1996 to April 1997, Mr. Connelly was Senior Vice President and Chief Financial Officer of The Forecast Group, LP, a California homebuilder. From August 1988 to
November 1996, he was Senior Vice President and Chief Financial Officer of Washington Homes, Inc. Since September 1992, Mr. Connelly has also served as a member of the board of directors of Washington Homes, Inc.

    DOUGLAS M. TONOKAWA is our Vice President of Finance and Chief Accounting Officer. Mr. Tonokawa has been Vice President of Finance of Schuler Homes since September 1992. From 1982 to September 1992, Mr. Tonokawa was employed at
Ernst & Young LLP, a national accounting firm, where he reached the level of Senior Manager.

    THOMAS A. BEVILACQUA will become a director upon completion of the reorganization. Mr. Bevilacqua has been a director of Schuler Homes since
April 1997. Mr. Bevilacqua is Chief Corporate Development & Strategic Investment Officer of E*Trade Group, Inc. From 1991 to April 1999 Mr. Bevilacqua was a partner of Brobeck, Phleger & Harrison LLP. Mr. Bevilacqua is also a director of E*Trade Online Ventures.

    MARTIN T. HART will become a director upon completion of the reorganization. Mr. Hart is a private investor who has owned and managed a number of companies over the years. Most recently, Mr. Hart was an owner and co-manager of Lake Catamount joint venture, which he sold in 1996. Mr. Hart has served as a director of Schuler Homes since April 1992. Mr. Hart has also served as a director of P.J. America, Inc., a food service company, since 1992, MassMutual Corporate Investors, an investment company, since 1991, MassMutual Participation Investors, Inc., an investment company, since 1991, T-Netix, Inc., a communications company, since 1997 and Vail Banks, Inc., a bank holding company, since 1997.

    RICARDO KOENIGSBERGER will become a director upon completion of the reorganization. Mr. Koenigsberger has been a partner of Apollo Real Estate Advisors, L.P., an affiliate of one of the principal owners of Western Pacific, since 1993, where he is responsible for new investments and investment management. Mr. Koenigsberger has been associated with Apollo Advisors, L.P. since 1990. Mr. Koenigsberger is also a director of Atlantic Gulf Communities Corp. and Meadowbrook Golf Group, Inc.

    LEE NEIBART will become a director upon completion of the reorganization. Mr. Neibart has been a partner of Apollo Real Estate Advisors, L.P. since 1994, where he is in charge of portfolio and asset management. From 1989 to 1993, Mr. Neibart was Executive Vice President and Chief Operating Officer of the Robert Martin Company, a real estate development and management firm.
Mr. Neibart is also a director of Atlantic Gulf Communities Corp., Koger Equity, Inc., Meadowbrook Golf Group, Inc., Metropolis Realty Trust, Inc., and Next Health, Inc.

    ARNOLD ROSENSTEIN will become a director upon completion of the reorganization. Mr. Rosenstein is currently the chairman of the board of directors of Meadowbrook Golf Group, Inc. Apollo Real Estate Investment Fund is a major investor in Meadowbrook. Before joining Meadowbrook in 1995 as chairman of the board of directors, Mr. Rosenstein served as the President of Realtech Development & Construction Co.

    DAVID M. TRAVERSI will become a director upon completion of the reorganization. Mr. Traversi has been the President and Chief Executive Officer and a director of PRE Solutions, Inc. since August 2000 and a managing director of 2020 Growth Partners, LLC since 1999. From 1997 to 1998, Mr. Traversi was President of Sirrom Capital West, Inc., a subsidiary of Sirrom Capital Corporation, for whom Mr. Traversi served as President from 1998 to 1999. From 1989 to 1996, Mr. Traversi was a managing director for Montgomery Securities. He was also Senior Vice President for E*Trade Group, Inc. in 1996.

COMMITTEES OF THE BOARD OF DIRECTORS

    AUDIT COMMITTEE. Our board of directors intends to establish an audit committee prior to the completion of the reorganization. The audit committee will be comprised of at least three directors, each of whom will be independent of us and our management. The audit committee will make recommendations concerning the engagement of the independent public auditors, review the plans for and scope of the audit, the audit procedures to be used and results of the audit with the independent public auditors, approve the professional services provided by the independent public auditors, review the independence of the independent public auditors, and review the adequacy and effectiveness of our internal controls and accounting records.

    COMPENSATION COMMITTEE. Our board of directors intends to establish a compensation committee prior to the completion of the reorganization. The committee will determine compensation for our executive officers and key employees and administer company benefit plans.

DIRECTORS COMPENSATION

    Non-employee members of the board of directors will each be paid an annual retainer fee of $20,000 plus a fee of $500 per meeting and will be reimbursed for all out-of-pocket costs incurred in connection with their attendance at such meetings. Automatic option grants in the amount of 5,000 shares will be made annually to each individual who serves as a non-employee board of directors member on the date of each annual meeting. The exercise price per share will be the fair market value of the common stock on the date of the automatic grant. The former non-employee directors of Schuler Homes who join our board of directors will not receive an option grant for shares of our common stock upon joining.

2000 STOCK INCENTIVE PLAN

    A total of 2,000,000 shares of our Class A common stock is available for grant under our 2000 Stock Incentive Plan. The plan is administered by our board of directors or by a committee of our board of directors who grant options on the terms and conditions set forth in the plan. Our plan also allows the committee to grant stock appreciation rights.

    We have granted options to purchase up to a total of 788,000 shares of our Class A common stock to employees of Schuler Homes and Western Pacific under our 2000 Stock Incentive Plan at an exercise price equal to the fair market value of our common stock on the grant date, as determined in good faith by our board of directors.

    The following table contains information concerning the grant of stock options for our Class A common stock under our 2000 Stock Incentive Plan as of January 8, 2001 for Messrs. Schuler, Rosenfeld, Manchester, Connelly and Tonokawa and Ms. Jones. Except for the limited stock appreciation rights described below, no stock appreciation rights have been granted to these individuals.

                      OPTION GRANTS AS OF JANUARY 8, 2001

                                                                     INDIVIDUAL GRANTS
                                                  -------------------------------------------------------
                                                                  PERCENT OF
                                                   NUMBER OF    TOTAL OPTIONS
                                                  SECURITIES      GRANTED TO
                                                  UNDERLYING     EMPLOYEES AS    EXERCISE OR
                                                    OPTIONS     OF JANUARY 8,    BASE PRICE    EXPIRATION
NAME                                              GRANTED (#)      2001(1)        ($/SH)(2)       DATE
----                                              -----------   --------------   -----------   ----------
James K. Schuler(3)(4)..........................    25,000           3.2%          $8.438       11/21/10
Eugene S. Rosenfeld(3)(4).......................    25,000           3.2%          $8.438       11/21/10
Craig A. Manchester(3)(4).......................    25,000           3.2%          $8.438       11/21/10
Pamela Jones(3)(4)..............................    25,000           3.2%          $8.438       11/21/10
Thomas Connelly(3)(4)...........................    25,000           3.2%          $8.438       11/21/10
Douglas M. Tonokawa(3)(4).......................    15,000           1.9%          $8.438       11/21/10

------------------------

(1) Based on options for a total of 788,000 shares granted to Schuler Homes and Western Pacific employees as of January 8, 2001.

(2) The exercise price of each option may be paid in cash, in shares of our Class A common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares and the federal and state tax liability incurred in connection with such exercise.

(3) Each option will become exercisable for 25.0% of the option shares upon completion of one year of service measured from the date of grant. The balance of the option shares will vest in a series of 36 successive equal monthly installments upon the optionee's completion of each additional month of service thereafter. The options were granted on November 22, 2000.

(4) Each option will become immediately exercisable for all of the option shares in the event we are acquired by merger or the sale of substantially all of our assets or outstanding common stock, unless the option is assumed or otherwise replaced by the acquiring entity. We have authority to provide for the acceleration of each option in connection with certain hostile tender offers or proxy contests for board membership. Each option includes a limited stock appreciation right pursuant to which the option will automatically be cancelled upon the occurrence of certain hostile tender offers in return for a cash distribution based on the tender offer price per share. Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's cessation of service.

DEFERRED COMPENSATION PLAN

    We will establish an unfunded, non-qualified deferred compensation plan for our directors and some of our senior management or highly compensated employees. The plan will permit participants to defer receipt of compensation and will also allow us to increase a participant's benefit by matching or discretionary amounts subject to a vesting schedule.

    All benefits under the plan will be accounted for in an unfunded book account maintained by us. The amounts in such book accounts will increase or decrease based upon the hypothetical investment performance of certain funds the participant is permitted to elect. Distribution of a participant's interest in the plan will ordinarily occur upon a participant's termination of employment or termination of service as a director.

EMPLOYMENT AGREEMENTS

    Mr. Schuler will enter into an employment agreement with us upon completion of the reorganization in which Mr. Schuler will agree to serve as our Co-Chairman of the Board of Directors, President and Chief Executive Officer. His minimum annual salary will be $650,000 and may be increased, but not decreased, from time to time. Mr. Schuler will be entitled to an annual bonus of at least 1.0% of our consolidated annual earnings before taxes. Mr. Schuler will also be entitled to participate in any long-term incentive plan that we establish during the term of his employment with us. Mr. Schuler's employment will be for a term of three years, and will automatically be extended for an additional year on the first anniversary of the agreement and every subsequent anniversary, unless otherwise terminated. In addition, the term of the agreement shall be automatically extended for 12 months following the effective date of any change in control. If Mr. Schuler's employment is terminated, depending on the circumstances he may be entitled to a portion of the annual bonus he would have earned in the year in which his employment terminated and in the following year, an amount equal to two years of his base salary and immediate vesting of any long-term incentive rights, including stock options. If Mr. Schuler's employment is terminated without cause or is terminated in connection with a change of control for which he does not vote to approve, depending on the circumstances he may be entitled to a payment of $5.0 million, the portion of his annual bonus he would have been paid but for the termination and immediate vesting of any long-term incentive rights, including stock options. If
Mr. Schuler's employment is terminated by request of the majority vote of our board of directors not in connection with a change of control, depending on the circumstances he may be entitled to 0.09% of our consolidated annual earnings before taxes for the year in which he is terminated, 0.08% of our consolidated annual earnings before taxes for the following year, his base salary for a period of three years following termination and immediate vesting of any long-term incentive rights, including stock options.

    We will assume Western Pacific Housing Development's rights and obligations regarding its employment agreement with Mr. Manchester. Mr. Manchester's current base salary is $350,000, and he will be entitled to an annual bonus based on our profitability. You should read the discussion under the heading "Information About Western Pacific--Management--Employment Agreements" for further information about Mr. Manchester's employment agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    We intend to make loans available to Mr. Connelly and to C. Evan Knapp, the Senior Vice President--Homebuilding Operations for Western Pacific, as well as to five of Western Pacific's division managers, each of whom is a limited partner in Highridge Pacific Housing Investors, L.P., to provide them with funds to pay income taxes resulting from the income they will recognize when they become partners in Highridge Pacific Housing Investors. The loan amounts will depend on the income tax applicable to each borrower. The interest rate will be 10.0%, the principal and interest will be due in two installments on May 2002 and May 2003, and the individual borrower's right as a partner in Highridge Pacific Housing Investors to receive shares of our stock will secure their loan. The interest rate on these loans was selected based on, and exceeds, the interest rates we pay for short-term borrowing, which for Schuler Homes is LIBOR plus 1.50% to 2.0% and for Western Pacific is LIBOR plus 2.50% to 2.75%. Each borrower will also personally guarantee the amount they borrow and will execute a promissory note in our favor. We believe that the loans will be on terms no less favorable to us than terms we could obtain from independent third parties in arms-length negotiations.

                        INFORMATION ABOUT SCHULER HOMES

BUSINESS

    Schuler Homes designs, constructs, markets and sells single-family residences, townhomes and condominiums primarily to entry-level and first-time move-up buyers. Schuler Homes operates in the seven geographic markets of Arizona, Colorado, Hawaii, northern California, Oregon, southern California and Washington. Schuler Homes offers a variety of homes generally ranging from 750 to 4,700 square feet in size and from approximately $99,500 to over $700,000 in price. The average sales price for units closed during the nine months ended September 30, 2000 was $226,000. For the year ended December 31, 1999, Schuler Homes reported revenues of $506.8 million and unit closings of 2,643 units. For the nine months ended September 30, 2000, Schuler Homes reported revenues of $494.3 million and unit closings of 2,325 units.

    Prior to 1997, Schuler Homes operated solely in the Hawaii market, one of the country's strongest residential housing markets in the late 1980's and early 1990's. Due to a decline in the Hawaiian residential housing market in the mid-1990's, Schuler Homes adopted a strategic expansion plan in late 1996 designed to geographically diversify Schuler Homes' operations outside of the Hawaii market.

    As part of its diversification strategy, Schuler Homes enters new housing markets by acquiring existing homebuilders and by starting new homebuilding divisions. The economic and real estate market conditions in which Schuler Homes operates vary from market to market. For example, Schuler Homes believes that in 1999 its Colorado, northern California and Washington divisions benefited from continued strength in their respective markets, while the Portland, Oregon and Vancouver, Washington markets appeared to soften due to the slowing of job growth.

    In addition, the current stage of a division's growth cycle will vary from division to division as will the level of Schuler Homes' investment in, or dependence upon the financial results of, a particular division. For example, as of September 30, 2000, approximately 24.9% of Schuler Homes' inventories were in Hawaii, while approximately 50.2% of Schuler Homes' revenues and a significant portion of Schuler Homes' operating income for the nine months ended
September 30, 2000 was derived from its Colorado division.

    Schuler Homes is one of the two largest builders of single-family residences, townhomes and condominiums in Hawaii. Since inception in March 1988 through September 30, 2000, Schuler Homes has closed the sales of 6,106 homes and lots in Hawaii, of which 340 home and lot sales were closed during the year ended December 31, 1999. As of September 30, 2000, Schuler Homes owned or controlled land zoned and entitled for 2,441 homes in Hawaii.

    Schuler Homes entered the Denver, Colorado homebuilding market in January 1997 by acquiring Melody Homes, Inc., one of the largest builders in the Denver market, and Melody Mortgage, which operates as a mortgage brokerage firm for Melody homebuyers. Schuler Homes believes it is well-positioned to benefit from potential future growth in the Denver housing market as a result of its strong land position and its local market knowledge. Since its inception in 1953, Melody Homes has closed the sales of 18,401 homes and lots. During the year ended December 31, 1999 as compared to the year ended December 31, 1998, Melody Homes' home sales closed increased by 25.5% to 1,368 homes and its revenues increased by 42.0% to $244.2 million. As of September 30, 2000, Melody owned or controlled approximately 6,450 lots in the Denver market area. Melody's backlog as of September 30, 2000 was 474 units, or $99.6 million, compared to 624 units, or $119.1 million as of December 31, 1999.

    In July 1998, Schuler Homes acquired a 50.0% interest in a joint venture, The Ranch-Southpointe II LLC, to build 116 townhomes in Lafayette, Colorado. As of June 30, 2000, the sale of each of the 116 units had closed.

    In August 2000, Schuler Homes acquired a 50.0% interest in a joint venture, Metro Star Canyon LLC, to build 140 townhouses in Littleton, Colorado.

    Schuler Homes established new homebuilding operations in northern California and Oregon in late 1996. In October 1998, Schuler Homes expanded its presence in the Oregon market with its acquisition of options to purchase land and other assets from Keys Homes, Inc., a Portland, Oregon homebuilder. Keys was engaged in the construction and sale of single-family, duplex and cottage homes targeted for the entry-level market. In the year ended December 31, 1999, Schuler Homes closed the sales of 256 new homes in northern California, generating revenues of $63.0 million, as compared to 83 homes closed and revenues of $12.8 million in the year ended December 31, 1998. In the year ended December 31, 1999, the Oregon division, which includes Vancouver, Washington, closed the sales of 308 homes and generated revenues of $50.2 million, as compared to 63 homes closed and revenues of $12.5 million in the year ended December 31, 1998. As of September 30, 2000, Schuler Homes' northern California division owned or controlled 5,548 lots, and its Oregon division owned or controlled 463 lots.

    Schuler Homes entered the Puget Sound, Washington market in July 1997 by acquiring a 49.0% interest in Stafford Homes, a homebuilder for over 30 years in the greater Puget Sound area of Washington. In January 1999, Schuler Homes increased its total ownership in Stafford Homes to approximately 89.0%. Schuler Homes expects to purchase the remaining 11.0% ownership interest in Stafford Homes in January 2001. In the year ended December 31, 1999, Stafford closed the sales of 273 homes and generated revenues of $67.0 million, as compared to 251 homes closed in the year ended December 31, 1998 as an unconsolidated joint venture. As of September 30, 2000, Stafford Homes owned or controlled 815 lots in the Puget Sound area.

    In July 1999, Schuler Homes acquired some of the assets, primarily joint venture interests and options to purchase land, of Rielly Homes, Inc., a homebuilder in southern California and Phoenix, Arizona. Founded in 1986, Rielly Homes has built over 3,000 homes, focusing primarily on the entry-level and first and second move-up markets. Since this acquisition, Schuler Homes has closed the sales of approximately 96 homes in southern California, substantially all in unconsolidated joint venture projects. As of September 30, 2000, Schuler Homes owned or controlled 660 lots in southern California and 1,385 lots in Arizona.

    In June 2000, Schuler Homes formed a wholly-owned subsidiary, Schuler Mortgage, Inc., to provide mortgage loans to its homebuyers. Schuler Homes uses HomeBuilders Financial Network, Inc. to assist in establishing mortgage brokerage operations for Schuler Mortgage. Schuler Mortgage, Inc. plans to establish initial operations in Oregon and Washington.

    In September 2000, Schuler Homes entered into a 50.0% joint venture arrangement with Parker Ranch to initially build 60 single-family homes in Waimea on the island of Hawaii.

    In addition, Schuler Homes has a 50.0% interest in Waiakoa Estates Subdivision Joint Venture, an unincorporated joint venture which develops and sells residential lots on the island of Maui. There are 25 lots remaining in this project. Schuler Homes also has a 50.0% interest in Iao Partners, a general partnership which develops and sells a townhome residential project on the island of Maui. There are 57 remaining units in Iao Partners' project.

    Schuler Homes expects to continue to evaluate strategic investments, joint ventures and the potential acquisitions of companies in the homebuilding industry and other related industries. However, Schuler Homes cannot assure you that it will consummate any further acquisitions.

HOMEBUILDING INDUSTRY

    The homebuilding industry is cyclical. Economic and other conditions, including employment levels, demographic considerations, availability of financing, interest rate levels, consumer confidence and housing demand vary across housing markets. The risks inherent to homebuilders in purchasing and developing land increase as consumer demand for housing decreases. Because of the long-term financial commitment involved in purchasing a home, general economic uncertainties tend to discourage potential buyers from buying homes. In addition, homebuilders face various risks, many of them outside the control of the homebuilder, including competitive overbuilding, availability and cost of building lots, availability and cost of materials and labor, adverse weather conditions that may delay construction schedules, cost overruns, changes in government regulations, increases in real estate taxes and other local government fees, and the level of interest rates.

MARKETS

    Schuler Homes operates in the following markets, several of which are among the strongest housing markets in the United States:

GEOGRAPHIC AREA (MARKET)                          MARKETS                 YEAR ENTERED
------------------------           -------------------------------------  ------------
Arizona..........................  Greater Phoenix Area                       1999
Colorado.........................  Denver                                     1997
                                   Fort Collins                               1997
                                   Colorado Springs                           1998
Hawaii...........................  Maui                                       1988
                                   Oahu                                       1990
                                   Kauai                                      1992
Northern California..............  East Bay Area                              1996
Oregon...........................  Portland, Oregon                           1996
                                   Vancouver, Washington                      1996
Southern California..............  Los Angeles County                         1999
                                   Orange County                              1999
                                   San Diego County                           1999
                                   Riverside County                           1999
Washington.......................  Greater Puget Sound                        1997

    Adverse general economic conditions in the markets in which Schuler Homes operates could have a material adverse impact on Schuler Homes' operations. In 1999, approximately 48.2% of Schuler Homes' revenues and a significant portion of Schuler Homes' operating income were derived from Schuler Homes' operations in Colorado. For the nine months ended September 30, 2000, approximately 50.2% of Schuler Homes' revenues and approximately 74.8% of Schuler Homes' operating income, before a non-cash charge for impairment of long-lived assets, was derived from Schuler Homes' operations in Colorado. In addition, as of September 30, 2000, approximately 24.9% of Schuler Homes' total inventories were located in Hawaii and approximately 28.1% of Schuler Homes' total inventories were located in Colorado. Schuler Homes' performance could be significantly affected by changes in the Colorado and Hawaii markets.

PROJECT AND PRODUCT DESCRIPTIONS

    Schuler Homes has historically focused, and intends to continue to focus, on entry-level and first-time move-up housing in the form of single-family residences, and, to a lesser extent, townhomes and condominiums and second-time move-up single-family homes. Schuler Homes attempts to maximize efficiency by using standardized design plans whenever possible and sharing design plans among markets. However, Schuler Homes can alter its product mix within a given market depending on market conditions and considers demographic trends, demand for a particular type of product, margins, timing and the economic strength of the market in determining its product mix. As a result of Schuler Homes' expansion into new markets, the number and location of its active projects has increased and its home designs and product mix have expanded and changed.

    Schuler Homes' home and lot closings and land position as of and for the nine months ended September 30, 2000 are as follows:

                                 NINE MONTHS ENDED                        AS OF SEPTEMBER 30, 2000
                                 SEPTEMBER 30, 2000        ------------------------------------------------------
                            ----------------------------    TOTAL NUMBER         NUMBER OF        BUILDING SITES
                             NUMBER OF     AVERAGE SALES   OF PROJECTS FOR   PROJECTS IN SALES       OWNED OR
MARKET                      SALES CLOSED       PRICE       DEVELOPMENT(1)        STAGE(2)        CONTROLLED(3)(4)
------                      ------------   -------------   ---------------   -----------------   ----------------
Consolidated:
  Arizona.................        --         $     --              5                    --             1,065
  Colorado................     1,241          200,000             22                     9             6,450
  Hawaii(7)...............       232          271,000             14                     8             2,359
  Northern California.....       239          317,000             22                     6             5,548
  Oregon..................       220          150,000             14                    13               463
  Southern California.....         2          139,000              5                     3               635
  Washington(8)...........       247          275,000             15                    11               815
                               -----                             ---              --------            ------
Total Consolidated........     2,181          224,000             97                    50            17,335

Unconsolidated Joint
  Ventures:
  Arizona.................        --               --              1                    --               320
  Colorado(9).............        36          194,000              1                    --               140
  Hawaii(10)..............        32          131,000              2                     2                82
  Southern
    California(11)........        76          336,000              2                     2                25
                               -----                             ---              --------            ------
Total Unconsolidated......       144          255,000              6                     4               567
                               -----                             ---              --------            ------
Total.....................     2,325          226,000            103                    54            17,902
                               =====                             ===              ========            ======

                              AS OF SEPTEMBER 30, 2000
                            ----------------------------

                              HOMES UNDER
MARKET                      CONSTRUCTION(5)   BACKLOG(6)
------                      ---------------   ----------
Consolidated:
  Arizona.................         --              --
  Colorado................        369             474
  Hawaii(7)...............        140              88
  Northern California.....        160             164
  Oregon..................         44              54
  Southern California.....         98              56
  Washington(8)...........        134             104
                                  ---           -----
Total Consolidated........        945             940
Unconsolidated Joint
  Ventures:
  Arizona.................         --              --
  Colorado(9).............         --              --
  Hawaii(10)..............          7              21
  Southern
    California(11)........         17              15
                                  ---           -----
Total Unconsolidated......         24              36
                                  ---           -----
Total.....................        969             976
                                  ===           =====

------------------------

 (1) Reflects the total number of projects owned or under option or similar contract, including projects with homes in the sales stage, under construction and projects in various stages of planning.

 (2) Represents the number of active projects in which home or lot sales closed or Schuler Homes entered into standard sales contracts with homebuyers.

 (3) Represents the estimated number of homes based on approximately 10,655 lots relating to land owned and approximately 7,247 lots relating to land under option or similar contracts, including homes under construction and backlog. The estimated number of homes and lots are based on current management estimates, which are subject to change. Although Schuler Homes currently intends to consummate the purchase of the parcels under purchase options or similar contracts, Schuler Homes cannot assure you that it will complete the purchases or acquire the land under purchase options.

 (4) For consolidated projects includes, 67 model homes and 54 completed and unsold homes in markets other than Hawaii and 20 model homes and 38 completed and unsold homes in the Hawaii market, including approximately 13 homes rented and 28 homes held for sale in Schuler Homes' high-rise condominium project in Oahu. For unconsolidated joint ventures, includes no model homes or completed and unsold homes in markets other than Hawaii and 8 model homes and 25 completed and unsold homes in Hawaii.

 (5) Includes some of the homes reflected in backlog.

 (6) Represents homes and lots subject to pending sales contracts that have not closed. These contracts are subject to the satisfaction of specific contingencies, and buyers may cancel them at any time. Schuler Homes cannot assure you that homes and lots subject to pending sales contracts will close.

 (7) The number of sales closed excludes 12 sales that closed prior to April 1, 2000 under Schuler Homes' "zero-down" sales program, for which the second mortgage notes were sold during the second quarter of 2000.

 (8) Reflects information with respect to 100.0% of the operations of Stafford Homes in which Schuler Homes holds approximately 89.0% of the ownership interests.

 (9) Reflects information with respect to 100.0% of the operations of Schuler Homes' 50.0%-owned joint venture in Colorado.

 (10) Reflects information with respect to 100.0% of the operations of Schuler Homes' two 50.0%-owned joint ventures in Hawaii.

 (11) Reflects information with respect to 100.0% of the operations of Schuler Homes' 24.5% to 49.0%-owned joint ventures in southern California.

LAND ACQUISITION AND DEVELOPMENT

    Schuler Homes selects its land for development based upon a variety of factors, including:

    - internal and external demographic and marketing studies

    - financial and legal reviews as to the feasibility of the proposed project

    - Schuler Homes' ability to secure the necessary financing and the required government approvals and entitlements

    - environmental due diligence

    - Schuler Homes' management's judgment as to the real estate market economic trends

    - Schuler Homes' experience in a particular market.

    As part of Schuler Homes' ongoing land acquisition policy, it seeks to purchase land that is already zoned for residential development.

    Schuler Homes generally uses options or land purchase agreements to obtain control of desired parcels of land. Schuler Homes' purchase and option agreements are typically subject to numerous conditions, including, but not limited to, Schuler Homes' ability to obtain any necessary governmental approvals. During the contingency period, Schuler Homes confirms the availability of utilities, completes its marketing feasibility studies, verifies site and construction costs, reviews and approves soil and environmental reports and arranges for project financing, if necessary. Schuler Homes believes that the use of options or purchase agreements may increase the price of land that Schuler Homes eventually acquires, but that it significantly reduces Schuler Homes' risk. Schuler Homes can extend many of these options for varying periods of time, in some cases by paying an additional deposit and in some cases without an additional payment. Often, Schuler Homes will recover the down payment if all approvals are not obtained, although pre-development costs may not be recoverable.

    Schuler Homes has experienced an increase in competition for available land in some of its market areas, which Schuler Homes believes is due to an improved economy and increased availability of capital during the past several years. Schuler Homes' ability to continue its development activities over the long-term will depend on its continued ability to locate and enter into options or agreements to purchase land, obtain governmental approvals for suitable parcels of land, and consummate the acquisition and complete the development of land.

    Schuler Homes cannot assure you that it will secure the necessary development approvals for the land currently under its control or for land which it may acquire control of in the future or that, upon obtaining development approvals, it will elect to complete its purchases under such options. Schuler Homes has generally been successful in obtaining governmental approvals, has substantial land currently owned or under its control for which it has obtained or is seeking such approvals, as set forth in the table above, and devotes significant resources to locating suitable land for future development and to obtaining the required approvals for land under its control. Failure to locate sufficient suitable land or to obtain necessary governmental approvals, however, may impair Schuler Homes' ability to maintain current levels of development activities over the long term.

    Schuler Homes also enters into partnerships or joint ventures to purchase land and develop its communities when such arrangements are necessary to acquire the land or when it appears to be economically advantageous to Schuler Homes. Schuler Homes generally has not used partnerships or joint venture arrangements to raise capital for the development of its projects, although it may use them to expand into other geographic areas or other related businesses.

    Although Schuler Homes' principal focus is the construction and sale of single-family, townhome and condominium residential housing, Schuler Homes occasionally offers residential lots for sale where it perceives an attractive market opportunity. Schuler Homes does not anticipate that residential lot sales will constitute a significant amount of its future revenues.

    MAINLAND U.S.

    Schuler Homes' homebuilding projects in the mainland United States have typically taken one to four years to develop, depending on the project's size, Schuler Homes' strategy with respect to the particular project, regulatory approvals, economic conditions, and geological conditions at the site. Larger projects are divided into phases, with each phase generally taking six months to one year to complete. Schuler Homes has typically acquired interests in tracts of land that require site improvements prior to construction and are suitable for a subdivision comprised of between 50 and 500 buildable units. However, from time to time, Schuler Homes has acquired finished lots from land developers and anticipates that it will periodically acquire finished lots from land developers in the future.

    HAWAII

    Schuler Homes is one of the two largest builders of single-family residences, townhomes and condominiums in Hawaii. Since inception in March 1988, Schuler Homes has closed the sales of 6,029 homes and lots in Hawaii. As of September 30, 2000, Schuler Homes owned or controlled land zoned and entitled for 2,441 homes in Hawaii.

    Schuler Homes' strategy in Hawaii is to develop projects of a similar size and profile as its projects in the mainland United States. However, Schuler Homes anticipates that some of its currently planned projects in Hawaii will be longer term and will include a larger number of buildable units than those in the mainland United States. Offsite and infrastructure requirements for these larger projects that generally must be fulfilled prior to the construction of homes increase the amount of cash expended at the beginning of these projects. The increased length and size of these larger projects further exposes Schuler Homes to risks inherent in the homebuilding industry, including reductions in the value of land inventory. In addition, some of Schuler Homes' land purchase agreements in Hawaii require Schuler Homes to make additional payments to the seller if the average sales price or the final number of all of the homes constructed on the land exceeds a specific amount. Schuler Homes has occasionally granted a profit participation interest in some of its projects to individuals involved in locating, structuring and assisting in the management of the particular project.

    Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," or FASB 121, requires that Schuler Homes carry substantially completed inventories at the lower of cost or fair value less selling cost, determined by applying a risk-adjusted discount rate to estimates of future cash flows. In addition, land held for future development or inventories under current development are adjusted to fair value only if an impairment to their value is indicated. The estimates of future cash flows require significant judgment relating to the level of sales prices, rate of new home sales, amount of marketing costs and price discounts needed in order to stimulate sales, rate of increase in the cost of building materials and labor, introduction of building code modifications, and the level of consumer confidence, among other

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
items. Schuler Homes cannot assure you that changes in estimates, which would cause a material charge under FASB 121, will not occur in subsequent periods.

CONSTRUCTION

    Schuler Homes usually acts as its own general contractor with its supervisory employees coordinating all work on its projects. Schuler Homes occasionally hires independent general contractors on its projects in Hawaii, particularly for its townhome and condominium projects. The general contractors are responsible for the general management of the construction process, coordinating the activities of all subcontractors, suppliers and building inspectors and following design plans generally prepared by consulting architects and engineers whom Schuler Homes retains and whose designs target the local market. Schuler Homes employees monitor the construction of each project, participate in all material design and building decisions, subject the contractors' and subcontractors' work to quality and cost controls, and monitor compliance with zoning and building codes. In addition, Schuler Homes works closely with contractors and subcontractors on engineering, site preparation, environmental impact analysis, purchasing, architectural design, site planning, coordinating governmental approvals, contract management and closings. Schuler Homes sometimes requires its general contractors or subcontractors to post lien-free completion and performance construction bonds. Schuler Homes believes that its relations with its contractors are good.

    Schuler Homes' homes include single-family residences, townhomes and condominiums which range in size from approximately 750 to 4,500 square feet. Schuler Homes typically completes the construction of a home within two to four months from commencement of building construction. Construction time for Schuler Homes' homes depends on the time of year, availability of labor, materials and supplies and other factors. Schuler Homes uses standardized home designs and pre-fabricated components wherever feasible. This standardization facilitates efficiencies in the on-site construction of homes and supports on-site mass production and bulk purchasing of materials by contractors and subcontractors, thus reducing costs and expensive change orders. However, Schuler Homes occasionally develops new designs to assure that its homes continue to attract customers. For new designs, Schuler Homes engages unaffiliated architectural firms in addition to its in-house architect. Schuler Homes occasionally departs from the traditional wood-frame method of construction and uses steel building components in its projects if Schuler Homes believes it would be cost-effective and efficient.

    The residential construction industry has experienced material and labor shortages, including shortages in insulation, drywall, certain carpentry work and cement supply. Delays in construction of homes and higher costs due to these shortages and fluctuating lumber prices could have an adverse effect upon Schuler Homes' operations and financial condition. To date, none of the foregoing has had a material adverse effect on the results of operations or the financial condition of Schuler Homes. Schuler Homes does not reasonably expect any of the foregoing to have a material adverse effect on its future operations or financial condition.

    Schuler Homes is also susceptible to delays caused by strikes affecting shipping and transportation of building materials necessary for Schuler Homes' business, particularly in Hawaii because of its remote location. In addition, labor unions or collective bargaining agreements represent many of Schuler Homes' contractors in Hawaii. Schuler Homes cannot assure you that the renegotiation of collective bargaining agreements would not disrupt Schuler Homes' operations and increase its construction costs.

SALES AND MARKETING

    Schuler Homes sells homes primarily through commissioned employees who typically work from a sales office located at each project, as well as through cooperating independent brokers. In all instances, Schuler Homes personnel are available to assist prospective buyers by providing them with

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
floor plans, pricing information, financing options, tours of model homes and the selection of options and upgrades. Schuler Homes generally does not permit changes in home design, but home buyers may select, at additional cost, various optional amenities such as prewiring options, upgraded carpet quality, varied interior and exterior color schemes and finishes and occasionally expanded rooms and varied room configurations. In most of its markets, Schuler Homes uses its own design centers to help customers select features and options on their homes. Schuler Homes trains its sales personnel and holds periodic meetings regarding the availability of financing, construction schedules, marketing and advertising plans. Schuler Homes believes this training produces a sales force with extensive knowledge of Schuler Homes' operating policies and housing products. Schuler Homes also makes extensive use of advertising to market its homes, including print, radio and television, in addition to other promotional activities such as direct mail, its web sites on the Internet and the placement of strategically located sign boards in the immediate areas of its developments. Schuler Homes' website is "www.schulerhomes.com."

    Schuler Homes' objective is to minimize levels of unsold inventory upon completion of a project by pricing its homes competitively and marketing its homes in advance of construction. Schuler Homes accomplishes pre-sales by entering into pre-construction sales contracts with its customers. These sales contracts generally provide for requisite mortgage approval within a specified period. Schuler Homes attempts to minimize cancellations by requiring a cash deposit from its customers and by training its sales force to assess the qualifications of potential homebuyers.

    Schuler Homes also occasionally uses sales incentives to attract homebuyers. Sales incentives such as interest rate buy-downs, landscaping and interior home options and upgrades have been used primarily in Hawaii. Schuler Homes may use similar sales incentives in other markets, depending largely on prevailing economic and competitive market conditions.

    Schuler Homes normally builds, decorates, furnishes and landscapes between one to five model homes for each project and maintains on-site sales offices. As of September 30, 2000, Schuler Homes owned and maintained approximately 95 model homes. Schuler Homes believes that model homes play a particularly important role in its marketing efforts. Consequently, Schuler Homes strives to create an attractive atmosphere at its model homes. Schuler Homes also uses a cross-referral program that encourages sales personnel to direct customers to other Schuler Homes projects based on the customer's needs.

    In addition, Schuler Homes maintains a customer service department which is responsible for serving pre-closing and post-closing customer needs. Prior to closing, a Schuler Homes employee accompanies the buyer on a home orientation and inspection tour. Post-closing, a Schuler Homes employee follows up with the customer to ensure satisfaction, to answer questions and to help resolve any problems, including responding to warranty requests.

CUSTOMER FINANCING

    Schuler Homes helps its home buyers obtain financing from mortgage lenders offering qualified home buyers a variety of financing options, including conventional and Federal Housing Administration financing programs. Schuler Homes also provides customer financing in the Colorado market through Melody Mortgage Co., a mortgage brokerage firm for Schuler Homes' Colorado division. Melody Mortgage provides mortgage originations only and does not retain or service mortgages that it originates. Mortgage lenders arranged by Melody Mortgage fund the mortgages. All of Melody Mortgage's revenues are derived from mortgages on homes built by Schuler Homes, and no third party loans are arranged for homes not built by Schuler Homes.

    In June 2000, Schuler Homes formed a wholly-owned subsidiary, Schuler Mortgage, Inc., to provide mortgage loans to its homebuyers. Schuler Homes uses HomeBuilders Financial Network, Inc. to assist in establishing mortgage brokerage operations for Schuler Mortgage. Schuler Mortgage plans to establish initial operations in Oregon and Washington.

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
    In certain limited circumstances, Schuler Homes may attempt to minimize potential risks relating to the availability of customer financing by purchasing mortgage financing commitments that lock in the availability of funds and interest rates at specified levels for a certain period of time. Schuler Homes has also occasionally provided financing pursuant to agreements of sale and second mortgages to purchasers of its homes and residential lots. Schuler Homes had notes receivable of $0.3 million in Hawaii as of September 30, 2000, primarily comprised of second mortgages Schuler Homes provided to homebuyers who purchased homes as part of Schuler Homes' "zero-down" sales incentive program in Hawaii. To the extent Schuler Homes provides financing to its customers, it is subject to the risks inherent with providing that financing, including possible defaults by purchasers. Schuler Homes does not record the related revenue and profit until the second mortgage is fully paid. Schuler Homes believes that it has established adequate reserves to cover these risks.

    Virtually all purchasers of Schuler Homes' homes finance their purchases with mortgage financing from lenders. In general, increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment all adversely affect housing demand. Increases in mortgage interest rates may adversely affect the ability of prospective buyers to finance home purchases and may adversely impact Schuler Homes' residential real estate sales, results of operations and financial condition. Schuler Homes' homebuilding activities also depend on the availability and cost of mortgage financing for buyers of homes owned by potential customers so those customers can sell their homes and purchase a home from Schuler Homes. In addition, Schuler Homes believes that the availability of FHA mortgage financing is an important factor in marketing many of its homes. Any limitations or restrictions on the availability of FHA financing could adversely affect Schuler Homes' residential real estate sales. Furthermore, changes in federal income tax laws may have an adverse effect on the homebuilding industry in general and may affect the demand for new homes and the demand for Schuler Homes' products in particular.

WARRANTY PROGRAM

    Schuler Homes generally provides limited warranties on the homes that it sells of at least one to two years for workmanship and materials and for longer periods with respect to structural components. Because Schuler Homes hires qualified contractors or subcontractors who provide Schuler Homes with an indemnity and a lien-release prior to receiving payment from Schuler Homes for their work, claims relating to workmanship and materials are generally the primary responsibility of Schuler Homes' contractors or subcontractors. However, to the extent that Schuler Homes' contractors or subcontractors do not cover warranty claims, Schuler Homes has established a reserve to cover warranty expenses. Schuler Homes' historical experience is that all such warranty expenses have fallen within the reserve established although Schuler Homes cannot assure you that this will continue to be Schuler Homes' experience. Schuler Homes purchases structural warranty coverage from third party insurers in appropriate circumstances.

COMPETITION AND OTHER FACTORS

    The development and sale of residential properties is highly competitive and fragmented. Schuler Homes competes for residential sales on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous national, regional and local builders, including some builders with greater financial resources. Builders of new homes compete not only for homebuyers, but also for desirable properties, raw materials and skilled subcontractors. Schuler Homes also competes for residential sales with individual resales of existing homes and available rental housing. Competition is particularly intense when Schuler Homes enters or starts operations in a new market area until its reputation becomes firmly established in that area. Schuler Homes believes that it compares favorably to other builders in the markets in which it operates, due primarily to:

    - its experience within its geographic markets

    - its responsiveness to market conditions

    - its reputation for quality design, construction and service

    The housing industry is cyclical and generally affected by consumer confidence levels, prevailing economic conditions and long-term and short-term interest rate levels. A variety of other factors affect the housing industry and demand for new homes, including the availability of labor and materials and increases in the costs thereof, changes in costs associated with home ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends and the availability of and changes in mortgage financing programs.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

    In developing a project, Schuler Homes must obtain the approval of numerous governmental authorities regulating such matters as permitted land uses and levels of density and the installation of utility services such as electricity, water and waste disposal. Governmental authorities may impose fees as a means of defraying the cost of providing certain governmental services to developing areas. Schuler Homes has generally purchased land which is fully entitled and zoned for residential development. Because Schuler Homes generally has purchased land that has already been zoned for residential development, restrictive zoning issues have not had a material adverse effect on Schuler Homes' development activities. Schuler Homes is also subject to local, state and federal statutes and rules regulating environmental matters, protection and preservation of archeological finds, worker safety, advertising, consumer credit, zoning, building moratoriums, building design and density requirements which limit the number of homes that can be built within a particular project, and fees imposed to defray the cost of providing governmental services to developing areas. These laws may result in delays, may cause Schuler Homes to incur substantial compliance costs and may prohibit or severely restrict development in some regions or areas.

    Schuler Homes may also be subject to additional costs, delays or may be precluded entirely from developing its projects because of government regulations that could be imposed due to growth control initiatives or unforeseen health, safety, welfare, archeological or environmental concerns. For example, currently proposed ballot initiatives in Arizona and Colorado would restrict the subdivision or development of land outside of designated growth areas and would restrict the locations where growth areas would be permitted. These initiatives, if passed, could adversely affect Schuler Homes' results of operations. Environmental regulations can also have an adverse impact on the availability and price of raw materials such as lumber. Hawaii, in particular, has some of the strictest land use, environmental and agricultural laws in the United States, and the rezoning of land for urban development in Hawaii is a difficult and time-consuming process.

    Schuler Homes residential developments that are in progress or are currently being planned will generally require various permits and approvals. Schuler Homes' ability to obtain the necessary approvals and permits for these projects is often beyond Schuler Homes' control and could restrict or prevent the development of otherwise desirable property. The length of time necessary to obtain permits and approvals increases the carrying costs of unimproved property acquired for the purpose of development and construction and could delay the closing of sales. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application.

    Governmental agencies in Hawaii have implemented various formal and informal policies at both the state and county level to promote affordable housing. Some county governments in Hawaii negotiate agreements with residential land developers that provide for affordable housing as a condition to rezoning land for urban development. Generally, these agreements require developers to offer a portion, typically 30.0%, of the total number of units in the project to eligible buyers at an affordable price usually determined as a price at which a purchaser earning 80.0% to 120.0% of the local median income is able to satisfy specified mortgage criteria. For purposes of determining whether a home is affordable, the counties generally assume a 33.0% income-to-loan ratio, a monthly amount for common area expenses and taxes, a 30-year loan with an interest rate reflecting then current market conditions and various other factors. To ensure that homes sold pursuant to governmentally imposed affordable housing requirements remain affordable to other eligible buyers and to prevent speculation, counties typically impose transfer restrictions on purchasers of Schuler Homes' affordable homes. Agreements entered into between developers and county agencies may also provide for a shared appreciation arrangement whereby the county shares with the owner in the appreciation of the affordable home. Based upon this affordability criterion, specific price limitations are generally imposed on the homes that may satisfy a developer's affordable housing requirement. Increases in mortgage interest rates may decrease the sales price at which affordable homes may be sold, thereby potentially reducing the profitability of affordable housing projects.

EMPLOYEES

    As of December 31, 2000, Schuler Homes had 487 full-time employees. Although none of Schuler Homes' employees are covered by collective bargaining agreements, some of the employees of contractors engaged by Schuler Homes are represented by labor unions or are subject to collective bargaining arrangements. Schuler Homes believes that it has good relationships with its employees and contractors.

PROPERTY

    Schuler Homes owns a 27,000 square foot building in Colorado in which Melody has its corporate headquarters. Schuler Homes leases approximately 1,800 square feet of space for another office in Colorado under a lease expiring in 2001.

    Schuler Homes also leases approximately 32,000 square feet of space for its corporate headquarters in Hawaii and other divisions under leases expiring in 2001 to 2006. Schuler Homes currently anticipates that, as certain divisions expand, additional office space will be required. Schuler Homes believes that adequate space will be readily available when needed.

LEGAL PROCEEDINGS

    In April 1996, Schuler Homes was served with a purported class action complaint by owners of units and the owners' association of Fairway Village at Waikele alleging, among other things, material construction defects and deficiencies, misrepresentations regarding the cost of insurance and breach of a covenant of good faith and fair dealing. Following the court's denial of a class certification request, a second action involving other homeowners at Fairway Village advancing the same claims was initiated. While Schuler Homes believed the claims to be largely without merit, Schuler Homes entered into a settlement agreement in April 1999 with the third party defendants, insurance carriers and all of the plaintiffs in both lawsuits, except for the owners of three units. The owners of two of the three units subsequently settled in late 1999, bringing an end to the initial suit. The one remaining plaintiff in the second action settled in April 2000. The remediation of the units at Fairway Village required by the settlement agreement has been substantially completed. The costs of remediation are not material to Schuler Homes.

    A firm called Gadient & Associates claims that Schuler Homes owes it a purported "finder's fee" of approximately $5.5 million in connection with the reorganization. Schuler Homes believes that this claim is without merit and intends to vigorously oppose it. To that end, in December 2000, Schuler Homes filed an action in Hawaii state court seeking, among other relief, a ruling that Gadient is not entitled to a finder's fee or other compensation in connection with the reorganization.

    Schuler Homes is also involved from time to time in routine litigation or threatened litigation arising in the ordinary course of its business. Such matters, if decided adversely to Schuler Homes, would not, in the opinion of management, have a material adverse effect on Schuler Homes' financial condition or results of operations.

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
                                   MANAGEMENT

    You should read the discussion under the heading "Information About Schuler Holdings--Management" for biographical information concerning James K. Schuler, Pamela S. Jones and Douglas M. Tonokawa. Information concerning Schuler Homes' director compensation, executive compensation, stock options, compensation committee interlocks and insider participation and certain relationships and related transactions is set forth below.

DIRECTOR COMPENSATION

    Non-employee members of the board of directors are each paid an annual retainer fee of $20,000 plus a fee of $500 per meeting and are reimbursed for all out-of-pocket costs incurred in connection with their attendance at such meetings. Upon joining the board of directors, each non-employee member also receives an option grant for 20,000 shares of common stock under Schuler Homes' 1992 Stock Option Plan. Automatic option grants in the amount of 5,000 shares are made annually to each individual who continues to serve as a non-employee board of directors member on the date of each subsequent annual meeting. Accordingly, in May 2000, Martin T. Hart, Bert T. Kobayashi, Jr. and Thomas A. Bevilacqua each received an option grant for 5,000 shares of Schuler Homes common stock with an exercise price per share of $6.19.

EXECUTIVE COMPENSATION

    The following table is a summary of the compensation paid by Schuler Homes for the last three fiscal years to Mr. Schuler, Ms. Jones and Mr. Tonokawa. Schuler Homes' last fiscal year ended December 31, 1999. Schuler Homes' current fiscal year will end March 31, 2001. Mr. Schuler is one of our directors and executive officers. Ms. Jones is one of our executive officers and is expected to become one of our directors upon completion of the reorganization.
Mr. Tonokawa is one of our executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                                                           ------------
                                               ANNUAL COMPENSATION          SECURITIES
                                         -------------------------------    UNDERLYING       ALL OTHER
                                           YEAR     SALARY(1)    BONUS       OPTIONS      COMPENSATION(2)
                                         --------   ---------   --------   ------------   ---------------
James K. Schuler.......................    1999     $650,000    $428,720          --               --
  Chairman of the Board, President and     1998     $650,000    $210,930          --               --
  Chief Executive Officer                  1997     $650,000          --          --               --
Pamela S. Jones........................    1999     $165,000    $264,360      15,000           $2,496
  Senior Vice President of Finance and     1998     $157,500    $105,465      35,000           $1,975
  Chief Financial Officer, Director        1997     $150,000    $ 50,000      40,900(3)        $1,200
Douglas M. Tonokawa....................    1999     $120,000    $107,181       5,000           $2,500
  Vice President of Finance and            1998     $113,000    $ 52,733      10,000           $2,378
  Chief Accounting Officer                 1997     $106,000    $ 25,000      17,500(3)        $1,590

------------------------

(1) Salary includes amounts deferred pursuant to Schuler Homes' 401(k) retirement savings plan.

(2) Represents Schuler Homes' matching contributions made to the 401(k) retirement savings plan.

(3) Includes options granted in 1997 at a new exercise price to Ms. Jones for 35,900 shares and to Mr. Tonokawa for 12,500 shares in cancellation of pre-existing options originally granted from 1992 to 1995.

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
STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

    The following table contains information concerning the grant of stock options under Schuler Homes' 1992 Stock Option Plan in the fiscal year ended December 31, 1999 for Messrs. Schuler and Tonokawa and Ms. Jones. Schuler Homes' current fiscal year will end March 31, 2001. Except for the limited stock appreciation rights described below, no stock appreciation rights were granted to these executive officers in 1999. The table also lists the potential realizable values of the options on the basis of assumed annual compounded stock appreciation rates of 5.0% and 10.0% over the life of the options which are set at a maximum of 10 years.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                       INDIVIDUAL GRANTS                              POTENTIAL REALIZABLE VALUE
                          --------------------------------------------                     AT ASSUMED ANNUAL
                          NUMBER OF         PERCENT OF                                    RATE OF STOCK PRICE
                          SECURITIES      TOTAL OPTIONS                                      APPRECIATION
                          UNDERLYING        GRANTED TO     EXERCISE OR                      FOR OPTION TERM
                           OPTIONS         EMPLOYEES IN    BASE PRICE    EXPIRATION   ---------------------------
NAME                      GRANTED(#)      FISCAL YEAR(1)    ($/SH)(2)       DATE        5%(3)            10%(3)
----                      ----------      --------------   -----------   ----------   ----------       ----------
James K. Schuler(4).....        --              --           $   --             --      $    --         $     --
Pamela Jones............     5,000(5)(7)       1.9%          $6.000        3/30/09      $18,867         $ 47,812
                            10,000(6)(7)       3.8%          $6.375        9/19/09      $40,092         $101,601
Douglas M. Tonokawa.....     2,000(5)(7)       0.8%          $6.000        3/30/09      $ 7,547         $ 19,125
                             3,000(6)(7)       1.1%          $6.375        9/19/09      $12,028         $ 30,480

------------------------

(1) Based on options for a total of 262,200 shares granted to Schuler Homes employees during fiscal year 1999.

(2) The exercise price of each option may be paid in cash, in shares of Schuler Homes common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. Schuler Homes may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares and the federal and state tax liability incurred in connection with such exercise. Schuler Homes' compensation committee has the authority to reprice outstanding options through the cancellation of those options and the grant of replacement options with an exercise price equal to the fair market value of the option shares on the date of the new grant.

(3) The potential realizable value is reported net of the option price, but before income taxes associated with exercise. These amounts represent assumed annual compounded rates of appreciation at 5.0% and 10.0% from the date of grant to the expiration date of the option. These amounts are calculated based on the requirements of the Commission. Schuler Homes cannot assure you or any of the executive officers that the actual stock price appreciation over the 10-year option term will be at the assumed 5.0% and 10.0% levels or at any other defined level. Unless the market price of Schuler Homes common stock does in fact appreciate over the option term, no value will be realized from the option grants made to the executive officers.

(4) Mr. Schuler has not been granted options under the 1992 Stock Option Plan.

(5) Each option will become exercisable for 25.0% of the option shares upon completion of one year of service measured from the date of grant. The balance of the option shares will vest in a series of 36 successive equal monthly installments upon the optionee's completion of each additional month of service thereafter. The options were granted on March 31, 1999.

(6) Each option will become exercisable for 25.0% of the option shares upon completion of one year of service measured from the date of grant. The balance of the option shares will vest in a series of 36 successive equal monthly installments upon the optionee's completion of each additional month of service thereafter. The options were granted on September 20, 1999.

(7) Each option will become immediately exercisable for all of the option shares in the event Schuler Homes is acquired by merger or sale of substantially all assets or outstanding common stock of Schuler Homes', unless the option is assumed or otherwise replaced by the acquiring entity. The compensation committee has authority to provide for the acceleration of each option in connection with certain hostile tender offers or proxy contests for board membership. Each option includes a limited stock appreciation right pursuant to which the option will automatically be cancelled upon the occurrence of certain hostile tender offers, in return for a cash distribution based on the tender offer price per share. Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's cessation of service with the Company.

OPTION EXERCISES AND HOLDINGS

    The following table provides information with respect to Mr. Schuler, Ms. Jones and Mr. Tonokawa concerning the exercise of options during the fiscal year ended December 31, 1999 and unexercised options held as of December 31, 1999. Schuler Homes' current fiscal year will end March 31, 2001. No stock appreciation rights were exercised during the fiscal year ended December 31, 1999, and except for the limited stock appreciation rights described above, no stock appreciation rights were held by Mr. Schuler, Ms. Jones and Mr. Tonokawa as of December 31, 1999.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                           VALUE                                       VALUE OF UNEXERCISED IN-THE-
                                         REALIZED                                        MONEY OPTIONS AT FISCAL
                                          (MARKET         NUMBER OF SECURITIES                   YEAR-END
                                         PRICE AT        UNDERLYING UNEXERCISED         (MARKET PRICE OF SHARES AT
                                         EXERCISE,              OPTIONS                FISCAL YEAR-END ($6.50) LESS
                             SHARES        LESS            AT FISCAL YEAR-END                EXERCISE PRICE)
                           ACQUIRED ON   EXERCISE    ------------------------------   ------------------------------
NAME                        EXERCISE      PRICE)     EXERCISABLE      UNEXERCISABLE   EXERCISABLE      UNEXERCISABLE
----                       -----------   ---------   -----------      -------------   -----------      -------------
James K. Schuler.........         --      $    --          --                --          $    --          $   --
Pamela J. Jones..........         --      $    --      61,108            39,792          $37,181          $7,357
Douglas M. Tonokawa......         --      $    --      22,146            14,354          $14,393          $4,294

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Schuler Homes compensation committee during 1999 was comprised of two independent directors of Schuler Homes, Bert T. Kobayashi, Jr. and Martin T. Hart. Mr. Kobayashi and Mr. Hart have never been officers or employees of Schuler Homes. None of Schuler Homes' current executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of Schuler Homes' board of directors or compensation committee.

CEO COMPENSATION

    In January 1992, prior to Schuler Homes' initial public offering, Mr. Schuler entered into an employment agreement with Schuler Homes to serve as Schuler Homes' Chief Executive Officer. Mr. Schuler's base annual salary, initially $420,000, was increased to $650,000 effective April 1, 1994. The employment agreement had an initial term of three years and required
Mr. Schuler to devote substantially all of his time to Schuler Homes affairs. The employment agreement is automatically renewable for a one-year term commencing on each anniversary of the date of such agreement, unless either party notifies the other party otherwise. The Schuler Homes compensation committee played no role in the negotiation of this agreement. In 1999, Mr. Schuler received a bonus allocation equal to approximately 1.0% of Schuler Homes' overall pretax income before bonus expense related to corporate personnel. The employment agreement will be terminated upon the closing of the reorganization and Mr. Schuler will enter into an employment agreement with us.

DEFERRED COMPENSATION PLAN

    Effective July 1, 2000, Schuler Homes established an unfunded, non-qualified deferred compensation plan for directors and a select group of management or highly compensated employees. This plan permits participants to defer receipt of compensation and also allows Schuler Homes to increase a participant's benefit by matching or discretionary amounts subject to a vesting schedule.

    All benefits under this plan are accounted for in an unfunded book account maintained by Schuler Homes. The amounts in such book accounts increase or decrease based upon the hypothetical investment performance of certain funds the participant is permitted to elect. Distribution of a participant's interest in the plan ordinarily occurs upon the participant's termination of employment or termination of service as a director.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    From time to time, Schuler Homes has engaged the law firm of Kobayashi, Sugita & Goda to perform legal work. Bert T. Kobayashi, a director of Schuler Homes since June 1992, is a senior partner of this Honolulu law firm.

    Schuler Homes has also engaged the law firm of Brobeck, Phleger & Harrison LLP to perform legal work from time to time. Thomas A. Bevilacqua, a director of Schuler Homes since April 1997, was a partner of this law firm from 1991 to April 1999.

    Schuler Homes and James K. Schuler & Associates, Inc., a corporation controlled by Mr. Schuler, entered into a management agreement in January 1992 in which Schuler Homes agreed that some of Schuler Homes' management and administrative personnel would perform similar functions for James K. Schuler & Associates. James K. Schuler & Associates reimbursed Schuler Homes on a quarterly basis for its cost in providing these services. Schuler Homes charged James K. Schuler & Associates $97,000 during the year ended December 31, 1997 and $100,000 during the year ended December 31, 1998 for these services. As of January 1999, Schuler Homes no longer performed these services for James K. Schuler & Associates. However, some employees of James K. Schuler & Associates presently share office space with Schuler Homes.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    You should read the discussion under the heading "Information About Schuler Holdings--Management" for biographical information concerning Eugene S. Rosenfeld, Craig A. Manchester and Thomas Connelly. Information concerning Western Pacific's executive compensation, stock options, compensation committee interlocks and insider participation and certain relationships and related transactions is set forth below.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the year ended March 31, 2000, Western Pacific did not have a compensation committee or other committee performing equivalent functions. Eugene S. Rosenfeld and Craig A. Manchester made decisions concerning the compensation of executive officers.

EXECUTIVE COMPENSATION

    The following table sets forth a summary of the compensation paid by Western Pacific for the last three fiscal years to Messrs. Rosenfeld, Manchester and Connelly, who are each expected to become one of our directors or executive officers upon completion of the reorganization:

                           SUMMARY COMPENSATION TABLE

                                                                      ANNUAL COMPENSATION
                                                                      -------------------      BONUS EARNED
                                                                        BONUS PAID FOR       DURING SPECIFIED
                                                 FISCAL               SPECIFIED YEAR AND     YEAR BUT PAYABLE
NAME AND PRINCIPAL POSITION                       YEAR      SALARY       PRIOR YEAR(1)      IN FUTURE YEARS(1)
---------------------------                     --------   --------   -------------------   ------------------
Eugene S. Rosenfeld...........................    2000     $300,000        $     --              $     --
  Chairman and Chief Executive Officer            1999      150,000              --                    --
                                                  1998      150,000              --                    --
Craig A. Manchester...........................    2000      350,000         793,000               539,363
  President and Chief Operating Officer           1999      325,000         348,967               253,637
                                                  1998      156,000         218,663                95,330
Thomas Connelly...............................    2000      225,000         317,200               215,745
  Senior Vice President and Chief Financial
    Officer                                       1999      200,000         141,565               101,455
                                                  1998      142,000          40,110                40,110

------------------------

(1) Represents amounts paid in the years ended March 31, 2000, 1999 or 1998 under Western Pacific's then existing executive bonus plan or employment agreement with the executive, but related to the current fiscal year-end bonus earned prior to the year of payment.

STOCK OPTIONS

    Western Pacific historically has not issued stock options to its executive officers or employees.

EMPLOYMENT AGREEMENTS

    Mr. Manchester entered into an employment agreement with Western Pacific Housing Development, one of the three Western Pacific entities, effective as of April 1, 2000, as amended and restated in August 2000, to serve as Western Pacific's President and Chief Operating Officer. His minimum annual salary is $350,000 and may be increased, but not decreased, from time to time.
Mr. Manchester is entitled to an annual bonus of at least 2.5% of Western Pacific's annual earnings before taxes. If the reorganization is completed, Mr. Manchester will be entitled to an annual bonus for the fiscal year ending March 31, 2002 equal to the greater of 2.5% of Western Pacific's annual earnings before taxes, or 1.25% of our annual earnings before taxes. He will be entitled to an annual bonus for subsequent fiscal years equal to 1.25% of our annual earnings before taxes. Mr. Manchester is also entitled to participate in any long-term incentive plan established by Western Pacific. Mr. Manchester's initial term of employment until March 31, 2003 will be automatically extended for an additional year on March 31, 2002 and every following March 31, unless otherwise terminated. In addition, the term of the agreement shall be automatically extended for 24 months following the effective date of any change in control. If Mr. Manchester's employment is terminated, depending on the circumstances, including a change in control, he may be entitled to a portion of the annual bonus he would have earned in the year in which his employment terminated and the following year, an amount equal to two years of his base salary and immediate vesting of any long-term incentive rights including stock options. The reorganization does not constitute a change of control under Mr. Manchester's employment agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In the year ended March 31, 1998, Western Pacific leased office space for use as its corporate headquarters in El Segundo, California from Highridge-Apollo Grand Plaza, L.P., an affiliate of Western Pacific, at a total cost of $167,000. The building was sold to a third party not affiliated with Western Pacific in April 1998. Western Pacific currently subleases approximately 5,000 square feet in the same building from Highridge Partners, Inc., an affiliate of Highridge Pacific Housing Investors. An officer of Western Pacific, Mr. Rosenfeld, is an affiliate of Highridge Partners and of Highridge Pacific Housing Investors. The monthly rent is $11,500, and the sublease expires in December of 2001. Western Pacific believes the terms of the sublease are no less favorable to it than those that could be obtained from independent third parties in arms-length negotiations.

    Mr. Rosenfeld, an officer of Western Pacific, beneficially owns approximately 50% of a joint venture that develops real property in Chicago, Illinois and, until the reorganization is consummated, 100% of the shares of Lamco Housing, an affiliate of Western Pacific. Since 1997, from time to time, Lamco Housing directly and Western Pacific indirectly lent working capital funds to the joint venture at an interest rate of 8.0%. In the period commencing April 1999 through November 2000, Lamco Housing made aggregate advances of $972,000 to the joint venture on a revolving basis. All of the funds lent by Lamco Housing and Western Pacific to the joint venture have been repaid in full with interest, and Western Pacific does not intend to provide additional working capital loans to the joint venture.

    During the year ended March 31, 2000, Western Pacific loaned $175,000 to
Mr. Manchester. The loan is unsecured, bears an interest rate of 7.0% and is due January 2002. Western Pacific believes the loan terms are as favorable as those Western Pacific could have obtained through arms-length negotiations with independent third parties.

    Mr. Connelly, Mr. Knapp and five other members of Western Pacific's management are limited partners of Highridge Pacific Housing Investors, L.P. As limited partners, these individuals will share in distributions of our Class B common stock when and if made to Highridge Pacific Housing Investors, but will not have demand registration rights individually under the registration rights agreement and are not parties to the stockholders agreement.

                 DESCRIPTION OF SCHULER HOLDINGS CAPITAL STOCK

GENERAL

    Our authorized capital stock currently consists of 170,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. One hundred and twenty million shares of our common stock are designated as Class A common stock and 50,000,000 shares are designated as Class B common stock.

COMMON STOCK

    Each holder of record of Class A common stock is entitled to one vote for each outstanding share owned on every matter properly submitted to the stockholders for their vote. Each holder of Class B common stock is entitled to one-half vote for each outstanding share owned on every matter properly submitted to the stockholders for their vote. However, the approval of some matters brought before our stockholders requires the approval of each class of our common stock, voting separately as a class. The shares of common stock do not have cumulative voting rights in the election of directors. You should read the discussion under the heading "Comparative Rights of Holders of Schuler Homes and Schuler Holdings Common Stock" for further information about voting rights of our classes of stock.

    Stockholders are entitled to any dividends declared by the board of directors out of any legally available funds and are entitled to receive on a pro rata basis all of our assets that are available for distribution to the stockholders in the event of our liquidation, dissolution, or winding up. Stockholders do not have any pre-emptive right to become subscribers or purchasers of additional shares of any class of our capital stock in any subsequent offering. Each class of Class B common stock may be converted into one share of Class A common stock at the holder's election after the completion of the reorganization.

CONVERSION OF CLASS B COMMON STOCK

    Holders of our Class B common stock may elect to convert their shares of Class B common stock into shares of Class A common stock at any time, subject to restrictions imposed on the holders of Class B common stock that are parties to the stockholders agreement. Each share of Class B common stock will automatically convert into one fully paid and non-assessable share of our Class A common stock on the later of either two days after the second anniversary of the date that the reorganization is completed or on the day on which the number of shares of Class B common stock that are issued and outstanding falls below 10 million shares. However, the Class B common stock will not automatically convert on the occurrence of these events if our board of directors determines that the automatic conversion of the Class B common stock would require Schuler Homes to redeem or repurchase any of its outstanding debt issued under either its senior notes indenture or convertible subordinated debentures indenture. Each share of our Class B common stock will also automatically convert into one fully paid and non-assessable share of our Class A common stock upon the transfer of the Class B common stock to any person who is not a beneficial owner of any shares of Class B common stock immediately after the completion of the reorganization.

PREFERRED STOCK

    The 1,000,000 authorized shares of preferred stock may be issued in series, with the designations, powers, preferences, rights, and limitations on such terms and conditions as the board of directors may from time to time determine, including the rights, if any, of the holders of the preferred stock with respect to voting, dividends, redemption, liquidation, and conversion. There are no shares of preferred stock outstanding. Some of the rights of the holders of our common stock may be subject to the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock could prevent us from consummating, or delay consummation of, a merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock. These provisions could prevent or delay the consummation of a transaction in which our stockholders could receive a substantial premium over the current market price for their shares.

REGISTRAR AND TRANSFER AGENT

    We expect that the registrar and transfer agent for our common stock will be Mellon Investor Services LLC.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Schuler Homes, Inc.

    We have audited the accompanying consolidated balance sheets of Schuler Homes, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Schuler Homes, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Honolulu, Hawaii
March 14, 2000

                              SCHULER HOMES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                  1999              1998
                                                              ------------      ------------
ASSETS
Cash and cash equivalents (restricted--Note 1)..............  $  6,673,000      $  4,915,000
Real estate inventories (Note 2)............................   436,305,000       325,166,000
Investments in unconsolidated joint ventures (Note 3).......     8,346,000        23,998,000
Deferred income taxes (Note 4)..............................     2,362,000         3,418,000
Intangibles, net (Note 1)...................................    15,506,000        13,879,000
Other assets (Note 11)......................................    21,274,000        14,167,000
                                                              ------------      ------------
Total assets................................................  $490,466,000      $385,543,000
                                                              ------------      ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable............................................  $ 31,819,000      $ 15,954,000
Accrued expenses............................................    19,041,000        16,703,000
Notes payable to bank (Note 5)..............................    78,183,000        17,365,000
Notes payable to others (Note 2)............................     2,409,000         3,954,000
Senior notes (Note 6).......................................    98,671,000        98,512,000
Convertible subordinated debentures (Note 7)................    57,500,000        57,500,000
                                                              ------------      ------------
Total liabilities...........................................   287,623,000       209,988,000

Commitments and contingencies (Notes 5 and 8)

Minority interest in consolidated subsidiary (Note 3).......     1,695,000                --

Stockholders' equity (Notes 1, 7, 9 and 11):
Common stock, $.01 par value; 30,000,000 shares authorized;
  21,371,825 and 20,892,465 shares issued at December 31,
  1999 and 1998, respectively...............................       214,000           209,000
Additional paid-in capital..................................    96,038,000        93,201,000
Retained earnings...........................................   113,482,000        87,762,000
Treasury stock, at cost; 1,278,400 and 869,000 shares at
  December 31, 1999 and 1998, respectively..................    (8,586,000)       (5,617,000)
                                                              ------------      ------------
Total stockholders' equity..................................   201,148,000       175,555,000
                                                              ------------      ------------
Total liabilities and stockholders' equity..................  $490,466,000      $385,543,000
                                                              ============      ============

                            See accompanying notes.

                              SCHULER HOMES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         1999           1998           1997
                                                     ------------   ------------   ------------
Residential real estate sales (Note 11)............  $506,778,000   $282,902,000   $229,624,000
Costs and expenses:
  Residential real estate sales....................   403,684,000    225,370,000    184,843,000
  Selling and commissions..........................    31,747,000     19,124,000     17,268,000
  General and administrative (Note 11).............    25,481,000     16,008,000     13,596,000
                                                     ------------   ------------   ------------
Total costs and expenses...........................   460,912,000    260,502,000    215,707,000
                                                     ------------   ------------   ------------
Operating income...................................    45,866,000     22,400,000     13,917,000
Income (loss) from unconsolidated joint ventures
  (Note 3).........................................     1,322,000      2,435,000       (136,000)
Minority interest in pretax income of consolidated
  subsidiary.......................................      (444,000)            --             --
Other income (expense).............................    (4,851,000)    (4,243,000)    (4,261,000)
                                                     ------------   ------------   ------------
Income before provision for income taxes...........    41,893,000     20,592,000      9,520,000
Provision for income taxes (Note 4)................    16,173,000      7,876,000      3,634,000
                                                     ------------   ------------   ------------
Net income.........................................  $ 25,720,000   $ 12,716,000   $  5,886,000
                                                     ============   ============   ============
Net income per share (Note 12):
  Basic............................................  $       1.29   $       0.63   $       0.29
                                                     ============   ============   ============
  Diluted..........................................  $       1.28   $       0.63   $       0.29
                                                     ------------   ------------   ------------

                            See accompanying notes.

                              SCHULER HOMES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                COMMON STOCK        ADDITIONAL
                            ---------------------     PAID-IN       RETAINED      TREASURY
                              SHARES      AMOUNT      CAPITAL       EARNINGS        STOCK         TOTAL
                            ----------   --------   -----------   ------------   -----------   ------------
Balance at December 31,
  1996....................  20,100,177   $209,000   $93,096,000   $ 69,160,000   $(5,000,000)  $157,465,000
Issuance of common stock
  from exercise of stock
  options (Note 9)........         750         --         4,000             --            --          4,000
Net income................          --         --            --      5,886,000            --      5,886,000
                            ----------   --------   -----------   ------------   -----------   ------------
Balance at December 31,
  1997....................  20,100,927    209,000    93,100,000     75,046,000    (5,000,000)   163,355,000
Issuance of common stock
  from exercise of stock
  options (Note 9)........      17,538         --       101,000             --            --        101,000
Reacquisition of the
  Company's common stock..     (95,000)        --            --             --      (617,000)      (617,000)
Net income................          --         --            --     12,716,000            --     12,716,000
                            ----------   --------   -----------   ------------   -----------   ------------
Balance at December 31,
  1998....................  20,023,465    209,000    93,201,000     87,762,000    (5,617,000)   175,555,000
Issuance of common stock
  from exercise of stock
  options (Note 9)........      23,730         --       134,000             --            --        134,000
Issuance of common stock
  under Employee Stock
  Purchase Plan
  (Note 9)................      55,630      1,000       348,000             --            --        349,000
Reacquisition of the
  Company's common stock..    (409,400)        --            --             --    (2,969,000)    (2,969,000)
Issuance of common stock
  in connection with
  acquisition
  (Note 11)...............     400,000      4,000     2,355,000             --            --      2,359,000
Net income................          --         --            --     25,720,000            --     25,720,000
                            ----------   --------   -----------   ------------   -----------   ------------
Balance at December 31,
  1999....................  20,093,425   $214,000   $96,038,000   $113,482,000   $(8,586,000)  $201,148,000
                            ==========   ========   ===========   ============   ===========   ============

                             See accompanying notes

                              SCHULER HOMES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                                  1999            1998            1997
                                                              -------------   -------------   -------------
OPERATING ACTIVITIES:
Net income..................................................  $  25,720,000   $  12,716,000   $   5,886,000
Adjustment to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization expense.....................      5,371,000       3,162,000       2,883,000
  Income distribution received from unconsolidated joint
    ventures in excess of income recognized (income from
    unconsolidated joint ventures recognized in excess of
    income distribution received)...........................        700,000      (2,360,000)        143,000
  Change in principal balance of notes receivable...........        817,000         207,000       2,303,000
  Increase in allowance for doubtful accounts...............             --          96,000              --
  Minority interest.........................................        444,000              --              --
Changes in assets and liabilities:
  (Increase) decrease in real estate inventories............    (61,756,000)    (34,375,000)    (12,775,000)
  (Increase) decrease in other assets.......................     (1,036,000)     (1,622,000)       (698,000)
  Increase (decrease) in accounts payable...................     10,989,000       3,149,000       7,438,000
  Increase (decrease) in accrued expenses...................      3,907,000       2,473,000       3,696,000
  Change in deferred income taxes...........................      1,056,000         584,000        3,354,00
                                                              -------------   -------------   -------------
  Net cash provided by (used in) operating activities.......    (13,788,000)    (15,970,000)     12,230,000
INVESTING ACTIVITIES:
Payment for purchase of Melody Homes and Mortgage, net of
  cash acquired.............................................             --              --     (29,508,000)
Purchase of additional 40% interest in Stafford Homes, net
  of cash acquired..........................................     (4,227,000)             --              --
Acquisition of certain assets of Keys Homes.................     (1,000,000)             --              --
Investments in unconsolidated joint ventures................     (1,823,000)     (1,000,000)     (2,980,000)
Advances to unconsolidated joint ventures...................     (1,574,000)     (8,431,000)     (1,724,000)
Repayments of advances to unconsolidated joint ventures.....      1,103,000         263,000         145,000
Capital distributions from unconsolidated joint ventures....      2,178,000       3,557,000              --
Purchase of furniture, fixtures and equipment...............     (1,265,000)       (432,000)       (664,000)
                                                              -------------   -------------   -------------
  Net cash provided by (used in) investing activities.......     (6,608,000)     (6,043,000)    (34,731,000)
FINANCING ACTIVITIES:
Proceeds from bank borrowings...............................    312,936,000     169,670,000     131,827,000
Principal payments on bank borrowings.......................   (252,118,000)   (243,382,000)   (107,107,000)
Principal payments on notes payable to others...............     (1,553,000)             --
Proceeds from issuance of senior notes, net of discount and
  offering costs............................................             --      97,210,000              --
Refinancing of Stafford Homes' debt.........................    (29,378,000)             --              --
Advances to affiliates (Note 11)............................     (5,810,000)             --              --
Repayment of advances to affiliates.........................        404,000              --              --
Net decrease in discount on issuance of senior notes........        160,000         104,000              --
Proceeds from issuance of common stock from exercise of
  stock options.............................................        134,000         101,000           4,000
Proceeds from issuance of common stock under Employee Stock
  Purchase Plan.............................................        348,000              --              --
Reacquisition of the Company's common stock.................     (2,969,000)       (617,000)             --
                                                              -------------   -------------   -------------
  Net cash provided by (used in) financing activities.......     22,154,000      23,086,000      24,724,000
                                                              -------------   -------------   -------------
Increase (decrease) in cash.................................      1,758,000       1,073,000       2,223,000
Cash and cash equivalents (restricted) at beginning of
  period....................................................      4,915,000       3,842,000       1,619,000
                                                              -------------   -------------   -------------
Cash and cash equivalents (restricted) at the end of
  period....................................................  $   6,673,000   $   4,915,000   $   3,842,000
                                                              =============   =============   =============

                            See accompanying notes.

                              SCHULER HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

    Schuler Homes, Inc. (the Company) was incorporated in Hawaii in March 1988 and, during January 1992, was reincorporated in Delaware. The Company is engaged in the development and sale of residential real estate in the following geographic markets: Arizona, Colorado, Hawaii, northern California, Oregon, southern California and Washington.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments and other short-term investments (less than 3 months) to be cash equivalents. Included in Cash and Cash Equivalents at December 31, 1999 and 1998 are restricted amounts of $1,169,000 and $506,000, respectively, which primarily represent a collection allowance resulting from the sale of second mortgage notes and accounts restricted for certain development costs.

REAL ESTATE INVENTORIES

    Real estate inventories consist of raw land, lots under development, houses under construction and completed homes. Pursuant to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, inventories which are substantially completed are carried at the lower of cost or fair value less cost to sell. Fair value is determined by applying a risk adjusted discount rate to estimates of future cash flows, resulting in a lower value than under the net realizable value method previously required. In addition, land held for future development or inventories under current development are adjusted to fair value, only if an impairment to their value is indicated.

    The estimates of future cash flows require significant judgment relating to level of sales prices, rate of new home sales, amount of marketing costs and price discounts needed in order to stimulate sales, rate of increase in the cost of building materials and labor, introduction of building code modifications, and economic and real estate market conditions in general. Accordingly, there exists at any date, a reasonable possibility that changes in estimates will occur in subsequent periods.

    All direct and indirect land costs, all development and construction costs, and applicable carrying charges (primarily interest) are capitalized to real estate projects during the development period. The capitalized costs are assigned to individual components of projects based on specific identification, if practicable, or allotted based on relative sales value (in accordance with FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects"). Selling expenses and

                              SCHULER HOMES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) other marketing costs are expensed in the period incurred and are included in cost of residential real estate sold in the accompanying consolidated statements of operations.

UNCONSOLIDATED JOINT VENTURES

    Investments in unconsolidated joint ventures consist of the Company's interest in real estate ventures in Arizona, Colorado, Hawaii and southern California, and are accounted for using the equity method.

INTANGIBLES

    Intangibles consist of goodwill and covenants not-to-compete, which resulted from the Company's past acquisitions. The intangibles are being amortized on a straight-line basis over periods ranging from 15 to 20 years. Accumulated amortization at December 31, 1999 and 1998 is approximately $2,343,000 and $1,461,000, respectively.

SALES AND PROFIT RECOGNITION

    A sale is recorded and profit recognized when closings have occurred and a buyer has met down payment and continuing investment criteria required by generally accepted accounting principles.

INTEREST RATE SWAP

    The Company entered into interest-rate swap agreements to modify the interest characteristics of its outstanding debt. These agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates and vice versa over the life of the agreements without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest incurred related to the debt (the accrual accounting method). The fair value of the swap agreements are not recognized in the financial statements. In the event of the termination of an interest-rate swap agreement, gains and losses would be deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest incurred related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from a swap would be recognized in income coincident with the extinguishment.

    In June 1999, the Financial Accounting Standards Board issued Statement
No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

RECLASSIFICATIONS

    Certain amounts in the Consolidated Financial Statements relating to 1998 and 1997 have been reclassified to conform to the 1999 presentation.

                              SCHULER HOMES, INC.

2. REAL ESTATE INVENTORIES

    Real estate inventories consist of the following:

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1999           1998
                                                              ------------   ------------
Unimproved land held for future development.................  $ 41,596,000   $ 34,472,000
Development projects in progress............................   349,270,000    251,821,000
Completed inventory (including lots held for sale)..........    45,439,000     38,873,000
                                                              ------------   ------------
                                                              $436,305,000   $325,166,000
                                                              ============   ============

    Completed inventory includes residential units which are substantially ready for occupancy.

    The Company has notes payable to land sellers with a principal balance of $2,409,000 and $3,954,000 at December 31, 1999 and 1998, respectively, which relate to land purchased for future residential development. The notes are secured by mortgages on the purchased land.

3. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

    Condensed combined financial information as of December 31, 1999, 1998 and 1997 and for the years then ended are as follows:

                                                           1999          1998          1997
                                                        -----------   -----------   -----------
Assets (primarily real estate inventories)............  $53,244,000   $71,910,000   $53,298,000
Liabilities...........................................   38,071,000    46,953,000   $30,452,000
                                                        -----------   -----------   -----------
Equity................................................  $15,173,000   $24,957,000   $22,846,000
                                                        ===========   ===========   ===========
Revenues..............................................  $23,959,000   $63,933,000   $22,011,000
Expenses..............................................   20,970,000    59,090,000    22,071,000
                                                        -----------   -----------   -----------
Net income (loss).....................................  $ 2,989,000   $ 4,843,000   $   (60,000)
                                                        ===========   ===========   ===========

    On July 31, 1997, the Company (through a wholly-owned subsidiary, SHLR of Washington, Inc., incorporated in the state of Washington) acquired a 49% interest in SSHI LLC (dba Stafford Homes), with an option to purchase the remaining 51% interest, subject to certain contingencies. The Company accounted for this investment as an unconsolidated joint venture under the equity method of accounting in 1997 and 1998. In January 1999, the Company increased its interest in Stafford Homes to 89% and refinanced Stafford Homes' debt with the Company's line of credit facility. As a result, Stafford Homes is accounted for as a consolidated subsidiary in 1999, rather than an unconsolidated joint venture.

    The Company's loss from unconsolidated joint ventures in 1997 is primarily the result of the Company's share of the loss recognized by Iao Partners (50%-owned by the Company) of $397,000, offset in part by the Company's share of the income of Stafford Homes of $329,000. As of December 31, 1999 and 1998, the Company's cumulative share of the undistributed profits of its joint ventures is $5,759,000 and $9,117,000, respectively.

                              SCHULER HOMES, INC.

3. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES (CONTINUED)
    Included in the investments in unconsolidated joint ventures of the Company, and in the liabilities of the joint ventures are advances from the Company to its unconsolidated joint ventures of $876,000, $9,611,000, and $1,521,000, at December 31, 1999, 1998 and 1997, respectively.

4. INCOME TAXES

    The following summarizes the provision for income taxes:

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                             1999          1998         1997
                                                          -----------   ----------   ----------
Currently payable:
  Federal...............................................  $12,978,000   $6,857,000   $  343,000
  State.................................................    2,139,000      974,000      (61,000)
                                                          -----------   ----------   ----------
                                                           15,117,000    7,831,000      282,000

Deferred:
  Federal...............................................      893,000       28,000    2,843,000
  State.................................................      163,000       17,000      509,000
                                                          -----------   ----------   ----------
                                                            1,056,000       45,000    3,352,000
                                                          -----------   ----------   ----------
Provision for income taxes..............................  $16,173,000   $7,876,000   $3,634,000
                                                          ===========   ==========   ==========

    The provision for income taxes on adjusted historical income differs from the amounts computed by applying the applicable Federal statutory rates due to the following:

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                             1999          1998         1997
                                                          -----------   ----------   ----------
Provision for federal income taxes at the statutory
  rate..................................................  $14,663,000   $7,207,000   $3,343,000
Provision for state income taxes, net of federal income
  tax benefits..........................................    1,510,000      669,000      290,000
Other...................................................           --           --        1,000
                                                          -----------   ----------   ----------
Provision for income taxes..............................  $16,173,000   $7,876,000   $3,634,000
                                                          ===========   ==========   ==========

    Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting purposes. The primary components of the Company's deferred income taxes relate to capitalized interest and inventory impairment losses (Note 3). At
December 31, 1999, the total deferred tax liabilities (primarily resulting from capitalized interest) and total deferred tax assets (primarily resulting from inventory impairment losses) are $2,632,000 and $4,994,000, respectively.

    Income tax payments of $13,565,000, $7,118,000 and $455,000, were made during 1999, 1998 and 1997, respectively.

                              SCHULER HOMES, INC.

5. NOTES PAYABLE TO BANK

    On October 1, 1999, the Company increased its Revolving Credit Facility with a consortium of banks from $120,000,000 to $170,000,000. The Company has a one-time option to reduce the amount of the facility by up to $30,000,000 on an irrevocable basis, provided the facility has remained at $170,000,000 for at least six months. The facility expires on July 1, 2002 and includes an option for the lenders to extend the term for an additional year as of July 1 of each year. The Company can select an interest rate based on either LIBOR (1, 2, 3 or 6-month term) or prime for each borrowing. Based on the Company's leverage and interest coverage ratios, as defined, the interest rate may vary from LIBOR plus 1.5% to 2% or prime plus 0% to 0.25%. The Company's ability to draw upon its line of credit is dependent upon meeting certain financial ratios and covenants. As of December 31, 1999, the Company met such financial ratios and covenants.

    The Company entered into two interest rate swaps. One swap requires the Company to pay a fixed rate of 5.75% on $30,000,000, while receiving in return an interest payment at a floating one-month LIBOR. However, if the one-month LIBOR resets at or above 7%, the swap reverses for that payment period and no interest payments are exchanged. This interest rate swap terminates on August 1, 2003. The second swap, which became effective on August 9, 1999 and terminates on August 9, 2002, requires the Company to pay interest at a floating one month LIBOR (5.21% on initial effective date) on $30,000,000, while receiving in return an interest payment at a fixed rate of 6.31%. The interest rate differential on these swaps to be received or paid is recognized during the period as an adjustment to interest incurred.

    The Company's notes payable at December 31, 1999 consist of borrowings under its credit facilities. At December 31, 1999, the Company's bank borrowings were at interest rates of prime (8.5%) and LIBOR plus 1.5% (8.0%). At December 31, 1999, $91,817,000 of the Company's line of credit is unused, of which $5,966,000 is restricted for outstanding but unused letters of credit.

    In April 1999, the Company entered into a separate 90-day $10,000,000 line of credit with one of the banks included in the $120,000,000 Revolving Credit Facility. In July 1999, the Company extended this line of credit for an additional 90 days. This separate line of credit was canceled on October 1, 1999.

    The interest amounts in this paragraph relate to notes payable to bank and others, senior notes and the convertible subordinated debentures. The Company paid interest of approximately $18,407,000, $11,818,000, and $11,644,000 during the years ended December 31, 1999, 1998 and 1997, respectively. Interest incurred during 1999, 1998 and 1997 was approximately $18,652,000, $13,789,000 and $11,845,000, respectively. All of such interest was capitalized to real estate inventories except for $3,077,000, $3,096,000 and $2,985,000 in 1999,
1998 and 1997, respectively, which was expensed and not capitalized, as such interest related to assets which did not meet the requirements for capitalization. Interest, previously capitalized to real estate inventories, expensed as a component of cost of residential real estate sales during 1999, 1998 and 1997 totaled $16,327,000, $9,554,000 and $6,666,000, respectively.

                              SCHULER HOMES, INC.

5. NOTES PAYABLE TO BANK (CONTINUED)
    The following information relates to notes payable to bank at December 31, 1999 and 1998 and interest thereon during the years then ended:

                                                                                    WEIGHTED AVERAGE
                       WEIGHTED AVERAGE     MAXIMUM AMOUNT       AVERAGE DAILY       INTEREST RATE
                       INTEREST RATE AT   OUTSTANDING DURING   AMOUNT OUTSTANDING        DURING
                       END OF THE YEAR         THE YEAR         DURING THE YEAR        THE YEAR*
                       ----------------   ------------------   ------------------   ----------------
1999.................        8.1%            $111,513,000         $80,968,000             7.0%
1998.................        7.2%            $112,157,000         $49,199,000             7.8%

------------------------

* Computed by dividing related interest charged by the average daily amount outstanding during the year.

6. SENIOR NOTES

    On May 6, 1998, the Company consummated its offering of $100,000,000 aggregate principal amount of 9% Senior Notes, which are due April 15, 2008. The Company received net proceeds from the offering of approximately $97,200,000 (net of discounts and offering costs of approximately $2,800,000). The Company used such proceeds to repay a portion of the Company's borrowings under its line of credit. The offering costs are amortized over the term of the notes using the interest method. The Company offered to exchange its Senior Notes for new notes evidencing the same debt as the Senior Notes, which were registered pursuant to a Form S-4 Registration Statement filed with the U.S. Securities and Exchange Commission on July 6, 1998. Pursuant to such exchange offer, all of the Senior Notes were exchanged for new notes.

7. CONVERTIBLE SUBORDINATED DEBENTURES

    On January 28, 1993, the Company issued $50,000,000 principal amount of
6 1/2% Convertible Subordinated Debentures, which are due January 15, 2003. On February 25, 1993, the related over-allotment option for an additional $7,500,000 was exercised in full. The Debentures are convertible at any time prior to maturity into shares of the Company's common stock at a conversion price of $21.83 per share, subject to adjustment under certain conditions. The Company received net proceeds from the offering of approximately $55,200,000 (net of offering costs of approximately $2,300,000). The Company used a portion of such proceeds to purchase $51,500,000 of additional land inventory for residential development, using the balance of $3,700,000 to repay a portion of the Company's borrowings under its line of credit. The offering costs are being amortized over the term of the debentures using the interest method.

8. COMMITMENTS AND CONTINGENCIES

    At December 31, 1999, the Company had under contracts to purchase for approximately $7,317,000, land parcels for future residential development.

    Certain of the Company's land purchase agreements require the Company to make additional payments to the seller if the average sales price or number of homes built on such land exceeds an amount stated in such purchase agreements. Amounts paid pursuant to these agreements have not been significant.

                              SCHULER HOMES, INC.

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    One of the agreements for land purchased during early 1993 includes a provision for the Company to pay the previous owner of the land additional amounts if the number of units developed exceeds 580. The Company may develop up to 832 units for sale. The Company is obligated to pay an additional $20,000 for each residential unit in excess of 580 residences. Accordingly, the Company may be obligated to pay the previous owner of the land an additional $5,040,000. The additional payments are earned by the previous owners upon the issuance of a certificate of occupancy for each excess unit. Such payments are payable at the closing of the sale of each excess unit. The payments are secured by a subordinated mortgage on a portion of the purchased land. As of December 31, 1999, the Company has paid $1,700,000 and accrued $160,000, for a total of $1,860,000 related to the construction of 93 units in excess of 580.

    In April 1996, the Company was served with a purported class action complaint by owners of units and the Association of Owners of Fairway Village at Waikele alleging, among other things, material construction defects and deficiencies, misrepresentations regarding the cost of insurance and breach of a covenant of good faith and fair dealing. Following the Court's denial of a class certification request, a second action involving other homeowners at Fairway Village advancing the same claims was initiated. While the Company believed the claims to be largely without merit, during April 1999 a settlement agreement was entered into by the Company, third party defendants, insurance carriers and all of the plaintiffs in both lawsuits, except for the owners of three units. The owners of two of the three units subsequently settled in late 1999, bringing an end to the initial suit. The settlement amount incurred by the Company is not material to its financial condition. Although the cost of remediation for certain units called for under the settlement agreement is not determinable until the work is completed, the Company believes that the cost of such work will not be material to its financial condition. A trial date in April 2000 has been set in the second action, which includes one remaining plaintiff. If decided adversely to the Company, it would not, in the opinion of management, have a material adverse effect on the financial condition of the Company.

    The Company is also from time to time involved in routine litigation or threatened litigation arising in the ordinary course of its business. Such matters, if decided adversely to the Company, would not, in the opinion of management, have a material adverse effect on the financial condition of the Company.

9. EMPLOYEE BENEFIT AND STOCK OPTION PLANS

    The Company sponsors a 401(k) defined contribution retirement savings plan that covers substantially all employees of the Company after completion of one year of service. Company contributions to this plan, which include amounts based on a percentage of employee contributions as well as discretionary contributions, were $220,000, $130,000 and $89,000 for the years ended
December 31, 1999, 1998 and 1997, respectively.

    In January 1992, the Company adopted a stock option plan (the "Plan"). Under the Plan, options to purchase an aggregate of not more than 1,000,000 (increased to 1,500,000 pursuant to the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission in August 1999) shares of common stock may be granted from time to time to employees, officers and directors of the Company. The options vest 25% one year after being granted. Thereafter, vesting occurs pro rata each month until 100% vesting is attained four years after the grant date. The maximum term of the options granted is 10 years.

                              SCHULER HOMES, INC.

9. EMPLOYEE BENEFIT AND STOCK OPTION PLANS (CONTINUED)
    The Company has elected to follow Accounting Principles Board Opinion
No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 6.0%, 5.6% and 6.4%; dividend yields of 0%, 0% and 0%; volatility factors of the expected market price of the Company's common stock of 0.37, 0.37 and 0.32; and a weighted-average expected life of the option of 4.5, 4 and 3.25 years.

    The Black-Scholes option valuation model used was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effect of applying FASB Statement No. 123 on pro forma net income for 1999, 1998 and 1997 are not likely to be representative of the effects for future years, since the 1999, 1998 and 1997 pro forma net income amounts each reflect expense for only one year of vesting. The Company's pro forma information follows:

                                            1999          1998          1997
                                         -----------   -----------   ----------
Pro forma net income...................  $25,221,000   $11,806,000   $5,122,000
Pro forma net income per share:
  Basic................................  $      1.26   $      0.59   $     0.25
  Diluted..............................         1.26          0.59         0.25

                              SCHULER HOMES, INC.

9. EMPLOYEE BENEFIT AND STOCK OPTION PLANS (CONTINUED)
    A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                                      1999                  1998                  1997
                                               -------------------   -------------------   -------------------
                                                          WEIGHTED              WEIGHTED              WEIGHTED
                                                          AVERAGE               AVERAGE               AVERAGE
                                                          EXERCISE              EXERCISE              EXERCISE
                                               OPTIONS     PRICE     OPTIONS     PRICE     OPTIONS     PRICE
                                               --------   --------   --------   --------   --------   --------
Outstanding--beginning of year...............  771,658       $6      611,085       $6       369,885     $12
Granted......................................  262,200        6      198,850        7       523,501       6
Exercised....................................  (23,730)       6      (17,538)       6          (750)      6
Forfeited....................................  (18,509)       7      (20,739)       7      (281,551)     13
                                               -------       --      -------       --      --------     ---
Outstanding-end of year......................  991,619       $6      771,658       $6       611,085     $ 6
                                               =======       ==      =======       ==      ========     ===
Exercisable at end of year...................  562,607       $6      277,446       $7        39,889     $10
Weighted-average fair value of options
  granted during the year....................  $  2.40               $  2.59               $   1.80

    Exercise prices for options outstanding as of December 31, 1999 were 961,785 shares at $6 to $7; 15,375 shares at $9 to $10; 12,459 shares at $16; and 2,000 shares at $26.

    In 1997, option holders were permitted to receive new options in exchange for certain of their existing outstanding options (covering up to an aggregate of approximately 271,000 shares of Common Stock). Options for 256,000 shares were exchanged in 1997 at a new exercise price of $5.625. The new options became subject to a new vesting schedule and the existing options were canceled.

    On July 31, 1998, the Company filed a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission to register 500,000 shares of the Company's common stock for issuance under the Company's Employee Stock Purchase Plan. As of December 31, 1999, 55,630 shares of the Company's common stock were issued on a cumulative basis since the inception of the Plan.

10. STOCKHOLDERS' EQUITY

    In November 1998, the Company adopted a stock repurchase program to reacquire up to an aggregate of $10,000,000 of its outstanding common stock through August 30, 1999 (subsequently extended through December 31, 2000). As of December 31, 1999, the Company has repurchased 504,400 shares under the program at a total cost of $3,586,000.

11. RELATED PARTY TRANSACTIONS

    James K. Schuler, the Company's chief executive officer, owns a majority of the common shares outstanding as of December 31, 1999 and 1998.

    In connection with the purchase of an additional 40% interest in Stafford Homes, the Company refinanced Stafford Homes' existing debt, which included $1,251,000 in certain notes payable to affiliates of Stafford Homes.

    The Company leases its main office in Oregon from a family member of the Division President of the Oregon Division. During 1999, the Company incurred total rental expense in connection with the

                              SCHULER HOMES, INC.

11. RELATED PARTY TRANSACTIONS (CONTINUED) lease of approximately $103,000. The terms for the lease are no less favorable to the Company than could be obtained from unaffiliated third parties.

    In connection with the acquisition of certain assets of a homebuilder in October 1998, the Division President of the Company's Oregon Division (formerly the president of the acquired homebuilder) earns a percentage of the profits of the Oregon Division. In addition, included in Other Assets at December 31, 1999, is a note receivable of $1,000,000 from the Oregon Division President, which was issued on January 4, 1999, is due on December 31, 2005, bears interest at 7%, and requires minimum annual payments of $200,000 plus accrued but unpaid interest. Accrued interest receivable relating to the note was approximately $70,000 at December 31, 1999. During 1999, the Company sold 27 of its homes for an aggregate sales price of $2,449,000 to a limited liability company of which the Division President of the Company's Oregon Division is a member.

    In connection with the acquisition of certain assets of a homebuilder in July 1999 that established the new divisions in southern California and Arizona, the owners of the seller, who became officers of the new divisions, will retain an interest in the profits of the two new divisions, until the sooner of the occurrence of certain agreed upon events or December 31, 2004, which may be extended to December 31, 2006. In connection with the acquisition, the Company issued 400,000 shares of its common stock. In addition, the Company provided a loan to the seller in the amount of $4,810,000, which is included in Other Assets. The loan is due on December 31, 2004 and bears interest at 7%. Accrued interest receivable relating to the loan was approximately $26,000 at December 31, 1999.

    From time to time, the Company engages the law firms in which directors of the Company are partners. During 1999, 1998 and 1997, legal fees of approximately $36,000, $322,000 and $322,000, respectively, to such firms were incurred by the Company.

12. NET INCOME (LOSS) PER SHARE

    Basic net income (loss) per share for the years ended December 31, 1999, 1998 and 1997 were computed using the weighted average number of common shares outstanding during the period of 19,997,759, 20,102,922 and 20,100,267, respectively.

    Diluted net income per share for the year ended December 31, 1999 was computed by adding to net income the interest expense of $3,342,000 (net of related income taxes) which is applicable to convertible subordinated debentures, and dividing by 22,631,749, which represents the weighted average number of shares assuming conversion of all convertible subordinated debentures. The computation of diluted net income per share for the years ended
December 31, 1998 and 1997, resulted in amounts greater than the basic net income per share. Accordingly, the basic net income per share is also presented as the diluted net income per share for the years ended December 31, 1998 and 1997.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

                              SCHULER HOMES, INC.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    Notes receivable (included in Other Assets): The carrying amount of the Company's notes receivable approximate their fair value, since the interest rate currently being offered on new notes is similar to the interest rates on existing notes.

    Accrued interest payable (included in Accrued Expenses) and notes payable to bank: The carrying amounts of the Company's accrued interest payable and notes payable to bank approximate their fair value.

    Convertible subordinated debentures: The fair value of $46,862,500 for the Company's convertible subordinated debentures is based on the quoted market price of $81.50 at December 31, 1999.

    Interest rate swaps: The estimated fair value at December 31, 1999 is a liability of approximately $271,000 and is based on a bank quote. Credit loss from counterparty nonperformance is not anticipated.

    Senior notes: The fair value of $93,500,000 for the Company's senior notes is based on the quoted market price of $93.50 at December 31, 1999.

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    Quarterly financial information for the years ended December 31, 1999 and 1998 are presented in the following summary:

                                                                  THREE MONTHS ENDED
                                                   ------------------------------------------------
                                                   MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                                   --------   --------   ------------   -----------
                                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
1999
Sales............................................  $95,893    $131,623     $128,335      $150,927
Operating income.................................    9,123      12,182       11,087        13,474
Pre-tax income...................................    7,742      10,860       10,919        12,372
Net income.......................................    4,790       6,676        6,695         7,559
Earnings per share (diluted).....................     0.24        0.34         0.33          0.37
1998
Sales............................................  $55,512    $ 67,433     $ 79,186      $ 80,771
Operating income.................................    3,935       5,040        6,635         6,790
Pre-tax income...................................    3,257       4,640        5,767         6,928
Net income.......................................    2,001       2,852        3,583         4,280
Earnings per share (diluted).....................     0.10        0.14         0.18          0.21

    Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year.

                         REPORT OF INDEPENDENT AUDITORS

To the Partners
Western Pacific Housing

    We have audited the accompanying combined balance sheets of Western Pacific Housing, as defined in Note 1, as of March 31, 2000 and 1999, and the related combined statements of income, partners' capital and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Western Pacific Housing at March 31, 2000 and 1999, and the combined results of its operations and its cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Los Angeles, California
May 5, 2000

                            WESTERN PACIFIC HOUSING

                            COMBINED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                                   MARCH 31,
                                                              -------------------   SEPTEMBER 30,
                                                                2000       1999         2000
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
ASSETS
Cash and cash equivalents...................................  $ 36,652   $ 28,916     $ 11,685
Residential real estate projects under development..........   330,349    268,802      459,666
Excess of cost over net assets acquired, net................     3,200      3,600        3,000
Due from affiliates.........................................       478      1,144          683
Notes receivable............................................    12,169         --       12,385
Other assets, net...........................................    12,090      6,989       11,583
                                                              --------   --------     --------
TOTAL ASSETS................................................  $394,938   $309,451     $499,002
                                                              ========   ========     ========

LIABILITIES AND PARTNERS' CAPITAL
Accounts payable and accrued liabilities....................  $ 61,037   $ 39,055     $ 63,324
Notes payable...............................................   181,264    159,059      284,141
Participating debt..........................................    30,743     25,775       23,632
                                                              --------   --------     --------
                                                               273,044    223,889      371,097

MINORITY INTERESTS..........................................     7,317     12,610        6,032

PARTNERS' CAPITAL
General partners............................................     2,970      1,739        3,061
Limited partners............................................   111,607     71,213      118,812
                                                              --------   --------     --------
                                                               114,577     72,952      121,873
                                                              --------   --------     --------
TOTAL LIABILITIES AND PARTNERS' CAPITAL.....................  $394,938   $309,451     $499,002
                                                              ========   ========     ========

                            See accompanying notes.

                            WESTERN PACIFIC HOUSING

                         COMBINED STATEMENTS OF INCOME

                             (AMOUNTS IN THOUSANDS)

                                                                                 THREE MONTHS ENDED       SIX MONTHS ENDED
                                                  YEARS ENDED MARCH 31,             SEPTEMBER 30,           SEPTEMBER 30,
                                            ---------------------------------   ---------------------   ---------------------
                                              2000        1999        1998        2000        1999        2000        1999
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                                                 (UNAUDITED)
Sales....................................   $ 535,019   $ 423,313   $ 192,894   $  94,926   $  93,337   $ 165,960   $ 184,406
Cost of sales............................    (428,163)   (346,858)   (162,501)    (77,766)    (76,243)   (136,043)   (151,250)
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Gross profit...........................     106,856      76,455      30,393      17,160      17,094      29,917      33,156
Selling, general and administrative
  expenses...............................     (54,150)    (39,037)    (20,587)    (10,758)     (9,696)    (20,687)    (19,155)
Interest and other income (expense),
  net....................................      (5,696)     (6,648)        (59)       (176)     (1,691)       (145)     (2,626)
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Income before minority interests in
    income of consolidated joint
    ventures.............................      47,010      30,770       9,747       6,226       5,707       9,085      11,375
Minority interests in income of
  consolidated joint ventures............      (5,385)    (10,479)     (2,312)     (1,211)     (1,736)     (1,789)     (3,072)
                                            ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income...............................   $  41,625   $  20,291   $   7,435   $   5,015   $   3,971   $   7,296   $   8,303
                                            =========   =========   =========   =========   =========   =========   =========

                            See accompanying notes.

                            WESTERN PACIFIC HOUSING

                    COMBINED STATEMENTS OF PARTNERS' CAPITAL

                             (AMOUNTS IN THOUSANDS)

                                                              GENERAL    LIMITED
                                                              PARTNERS   PARTNERS    TOTAL
                                                              --------   --------   --------
BALANCE--March 31, 1997.....................................   $  303    $ 29,625   $ 29,928
Distributions...............................................       --        (214)      (214)
Net income..................................................      100       7,335      7,435
                                                               ------    --------   --------
BALANCE--March 31, 1998.....................................      403      36,746     37,149
Contributions...............................................      812      14,700     15,512
Net income..................................................      524      19,767     20,291
                                                               ------    --------   --------
BALANCE--March 31, 1999.....................................    1,739      71,213     72,952
Net income..................................................    1,231      40,394     41,625
                                                               ------    --------   --------
BALANCE--March 31, 2000.....................................    2,970     111,607    114,577
Net income (unaudited)......................................       91       7,205      7,296
                                                               ------    --------   --------
BALANCE--September 30, 2000 (unaudited).....................   $3,061    $118,812   $121,873
                                                               ======    ========   ========

                            See accompanying notes.

                            WESTERN PACIFIC HOUSING

                       COMBINED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                                    THREE MONTHS ENDED        SIX MONTHS ENDED
                                                    YEARS ENDED MARCH 31,              SEPTEMBER 30,            SEPTEMBER 30,
                                              ---------------------------------   -----------------------   ---------------------
                                                2000        1999        1998         2000         1999        2000        1999
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................  $  41,625   $  20,291   $   7,435   $    5,015   $    3,971   $   7,296   $   8,303
Adjustments to reconcile net income to net
  cash used in operating activities:
  Depreciation and amortization.............      1,345         804         747          634          417         878         617
  Equity in (earnings) loss of
    unconsolidated joint ventures...........       (430)         --          --         (134)          65        (281)         65
  Minority interest in income of
    consolidated joint ventures.............      5,385      10,479       2,312        1,211        1,736       1,789       3,072
  Change in operating assets and
    liabilities:
    Increase in residential real estate
      projects under development............    (61,402)    (42,999)    (25,880)     (69,248)     (25,624)   (129,317)    (42,552)
    Decrease (increase) in due from
      affiliates............................        666         617        (444)         (37)         380        (205)        481
    Increase in notes receivable............    (12,169)         --          --         (429)          --        (216)         --
    (Increase) decrease in other assets.....       (579)     (3,438)        152        1,041           19       2,808         654
    Increase (decrease) in accounts payable
      and accrued liabilities...............     21,982      13,683      10,433       16,351        5,395       2,287      (8,260)
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
Net cash used in operating activities.......     (3,577)       (563)     (5,245)     (45,596)     (13,641)   (114,961)    (37,620)
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment......................       (966)       (421)       (653)        (126)         (91)       (260)        (91)
Acquisition of Porter Homes.................         --     (14,989)         --           --           --          --          --
Investments in and advances to
  unconsolidated joint ventures.............     (2,875)        (96)        (12)         251           64        (523)     (2,994)
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
Net cash used in investing activities.......     (3,841)    (15,506)       (665)         125          (27)       (783)     (3,085)
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable.................    505,854     551,988     245,657      148,177      109,947     269,522     213,117
Repayments of notes payable.................   (483,794)   (521,016)   (243,389)     (97,635)     (89,153)   (166,645)   (175,856)
Proceeds from participating debt............     19,322      16,275      21,316        1,117        1,187       2,502       6,829
Repayments of participating debt............    (14,354)    (17,565)     (4,367)      (3,040)      (2,863)     (9,613)     (4,878)
Additions to deferred loan costs............     (1,196)     (1,421)       (151)      (1,640)        (894)     (1,915)     (1,144)
Contributions by minority partners in
  consolidated joint ventures...............        178       2,272         277           --           --          --          --
Distributions to minority partners in
  consolidated joint ventures...............    (10,856)    (12,951)     (6,135)      (1,240)      (3,239)     (3,074)     (6,896)
Contributions from partners.................         --      15,512          --           --           --          --          --
Distributions to partners...................         --          --        (214)          --           --          --          --
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
Net cash provided by financing activities...     15,154      33,094      12,994       45,739       14,985      90,777      31,172
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...............................      7,736      17,025       7,084          268        1,317     (24,967)     (9,533)
CASH AND CASH EQUIVALENTS--beginning of
  period....................................     28,916      11,891       4,807       11,417       18,066      36,652      28,916
                                              ---------   ---------   ---------   ----------   ----------   ---------   ---------
CASH AND CASH EQUIVALENTS--end of period....  $  36,652   $  28,916   $  11,891   $   11,685   $   19,383   $  11,685   $  19,383
                                              =========   =========   =========   ==========   ==========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
Interest paid...............................  $  29,533   $  24,639   $  18,137   $    9,480   $    5,935   $  17,738   $  12,337
                                              =========   =========   =========   ==========   ==========   =========   =========
Non-cash transactions:
Amortization of debt discount/capitalization
  to residential real estate projects under
  development...............................  $     145   $     579   $     579   $       --   $      145   $      --   $     145
                                              =========   =========   =========   ==========   ==========   =========   =========
Debt discount included in cost of sales.....  $     555   $     521   $     587   $       46   $       92   $     142   $     139
                                              =========   =========   =========   ==========   ==========   =========   =========

                            See accompanying notes.

                            WESTERN PACIFIC HOUSING

                     NOTES TO COMBINED FINANCIAL STATEMENTS

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

1. ORGANIZATION

    The accompanying combined financial statements represent the combined results of Western Pacific Housing Development Limited Partnership ("WPHD"), Western Pacific Housing Development II Limited Partnership ("WPHDII") and WPH-Porter, LLC ("WPH-Porter") and the consolidated results of other entities that they control (collectively "Western Pacific Housing" or the "Company"). WPHD, WPHD II and WPH-Porter have been combined as there is common ownership and control among the entities.

    WPHD, formed in December 1993, and WPHD II, formed in June 1996, were established to develop single-family home communities for sale to first-time buyers and first- and second-time move-up buyers, with their initial operations in Orange County. Effective April 1, 1998, the Company acquired the homebuilding operations of a group of entities ("Porter Homes") located in the Bay Area and Sacramento markets. The Company now operates in the major metropolitan markets of Orange County, the Inland Empire (Riverside and San Bernardino Counties), the Sacramento Valley, San Diego, Los Angeles/Ventura County and the Bay Area surrounding San Francisco and San Jose.

    WPHD, WPHD II and WPH-Porter are limited partners in various limited partnerships and principal members in various limited liability companies (collectively, the "Operating Entities") whose activities include acquiring improved or partially improved real estate for use in the development, construction and sale of residential housing. The general partners and managing members in these Operating Entities are generally affiliates of certain owners of the Company.

    The Company's ownership interests are primarily owned by three institutional investors who receive a preferred return on their investment, a participation in profits and a distribution upon the occurrence of a sale of the Company or its assets in accordance with allocation procedures specified in the partnership agreements. As of September 30, 2000, the unpaid preferred return, as defined, for the general partners and the limited partners was $615 and $43,516, respectively, which is maintained in a memorandum account and is not recorded as an obligation of the Company until they are declared as payable. The partnership agreements also provide for distributions for the reimbursement of income taxes payable by the partners and members and certain restrictions on the sale, transfer or pledge of their interests.

    All significant intercompany accounts and transactions have been eliminated in the combination and consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES--The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of March 31, 2000 and 1999 and September 30, 2000, and the reported amounts of revenues and expenses for the years ended March 31, 2000, 1999 and 1998 and the three months and six months ended September 30, 2000 and 1999. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS--Management considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RESIDENTIAL REAL ESTATE PROJECTS UNDER DEVELOPMENT--Residential real estate projects under development are carried at cost. Cost includes all direct and indirect land costs, development and construction costs, and applicable carrying charges (primarily interest and property taxes) which are capitalized during the development period. Capitalized costs including land and land development costs are assigned to individual components of real estate projects based on specific identification, if practicable, or allocated based on a relative fair value method in accordance with FASB Statement No. 67, ACCOUNTING FOR COSTS AND INITIAL RENTAL OPERATIONS OF REAL ESTATE PROJECTS. Deposits paid related to options and contracts to purchase land and preacquisition costs are capitalized.

    FASB Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, requires impairment losses to be recorded on real estate held for development in certain circumstances. Impairment losses are recorded by management when indicators of impairment are present and the undiscounted cash flows estimated to be generated by such real estate (excluding interest) are less than the carrying amount of the real estate. When the real estate is determined to be impaired, the related carrying value of the real estate is adjusted to its estimated fair value. There were no such adjustments during the years ended March 31, 2000, 1999 and 1998 or the six months ended September 30, 2000 and 1999.

    Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidation sale. The estimation process involved in determining whether real estate assets have been impaired and in the determination of fair value is inherently uncertain since it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic, political and market conditions, such as obtaining entitlement approvals and the availability of suitable financing to fund development and construction activities.

    Ultimate realization is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from the estimated fair values as described herein.

    INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES--The Company accounts for its investments in unconsolidated joint ventures which it does not control using the equity method.

    EXCESS OF COST OVER NET ASSETS ACQUIRED--The excess amount paid for a business acquisition over the net fair value of assets acquired and liabilities assumed is reflected in the accompanying combined balance sheets and amortized on a straight-line basis over ten years. Accumulated amortization was $800, $400 and $1,000 as of March 31, 2000 and 1999 and September 30, 2000, respectively.

    DEFERRED LOAN COSTS--Deferred loan costs are amortized over the term of applicable loans using an effective interest method. Included in other assets at March 31, 2000 and 1999 and September 30, 2000, are $1,068, $1,052 and $2,633,
respectively, of costs associated with the issuance of the debt, net of accumulated amortization of $2,953, $1,776 and $3,303, respectively.

    INTEREST RATE SWAP AGREEMENTS--The Company enters into interest rate swap agreements to effectively convert a portion of its variable-rate borrowings into fixed-rate obligations. The interest rate

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) differential to be received or paid is recognized over the lives of the agreements as an adjustment to interest costs.

    In June 1999, the Financial Accounting Standards Board issued Statement
No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

    REVENUE RECOGNITION--The Company is primarily engaged in the development, construction and sale of residential housing. Revenues and cost of sales are recorded at the time each home sale is closed, title has been transferred to the buyer and construction is substantially completed.

    INCOME TAXES--No provision for income taxes has been included in the combined financial statements. Each partner and member reflects its share of taxable income on its separate tax return.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts reported in the combined balance sheets for financial instruments approximate their fair value, except for the additional consideration disclosed in Note 5, of which the fair value is estimated to be $7,500 as of March 31, 2000, assuming the value of the Company approximates its historical book value. The carrying amount of the Company's debt approximates fair value since the debt is at interest rates comparable to market rates based on the nature of the loans, their terms and remaining maturity. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, these fair value estimates are subjective and not necessarily indicative of the amounts the Company would pay or receive in actual market transactions.

    DESCRIPTIVE INFORMATION ABOUT REPORTABLE SEGMENTS--The Company develops residential communities in California and separately evaluates the performance of each of its communities. However, because each of the communities have similar economic characteristics, products and buyers, the communities have been aggregated into a single dominant home building segment. All revenues are from external customers and there are no revenues from transactions with other segments. There are no customers which contributed 10% or more of the total revenues during any year.

3. BUSINESS ACQUISITION

    Effective April 1, 1998, the Company completed the acquisition of Porter Homes, a leading builder of single-family homes in both the East Bay area of San Francisco and the Sacramento Valley areas of northern California for $14,989 in cash and the assumption of approximately $37,000 of debt. The funds required to complete the acquisition were received from partner contributions.

    The acquisition has been accounted for as a purchase, and accordingly, the purchase price has been allocated to the net assets acquired based upon their estimated fair market values as of the date of acquisition. The excess of purchase price over the estimated fair value of the net assets acquired totaled $4,000. The excess purchase price has been recorded as excess of cost over net assets acquired in the accompanying combined balance sheets and is being amortized on a straight-line basis over ten years.

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

4. RESIDENTIAL REAL ESTATE PROJECTS UNDER DEVELOPMENT

    During the years ended March 31, 2000, 1999 and 1998, the Company recorded $10,490, $5,870, and $4,011, respectively, in land sales which is included in revenues, and resulted in $6,576, $2,281, and $456, respectively, of gross profit. Included in notes receivable as of March 31, 2000 and September 30, 2000 is $7,400, which is due from a buyer of land during the year ended March 31, 2000. The note bears interest at a fixed rate of 10% and is due prior to December 31, 2003, and the note is secured by a first trust deed on the property with assignment of rents.

    Information regarding interest incurred for the years ended March 31 and the six months ended September 30 is as follows:

                                                                THREE MONTHS ENDED     SIX MONTHS ENDED
                                   YEARS ENDED MARCH 31,           SEPTEMBER 30,         SEPTEMBER 30,
                               ------------------------------   -------------------   -------------------
                                 2000       1999       1998       2000       1999       2000       1999
                               --------   --------   --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
Interest incurred............  $29,533    $24,639    $17,779    $ 9,480    $ 5,935    $17,738    $12,337
Interest capitalized.........  $29,533    $24,639    $17,779    $ 9,480    $ 5,935    $17,738    $12,337
Previously capitalized
  interest charged to cost of
  sales......................  $26,586    $22,589    $13,914    $ 5,395    $ 4,956    $ 9,158    $10,051
Capitalized interest in
  residential real estate
  projects under development
  at end of period...........  $22,656    $19,709    $17,659    $31,236    $21,994    $31,236    $21,994

5. NOTES PAYABLE

    Notes payable consist of the following:

                                                           MARCH 31,
                                                      -------------------   SEPTEMBER 30,
                                                        2000       1999         2000
                                                      --------   --------   -------------
                                                                             (UNAUDITED)
Revolving construction loan facilities..............  $ 73,017   $ 34,851     $143,433
Notes payable secured by trust deeds................    73,247     89,353      105,708
  Subordinated note payable, net of unamortized
    discount of $145 at March 31, 1999..............    35,000     34,855       35,000
                                                      --------   --------     --------
                                                      $181,264   $159,059     $284,141
                                                      ========   ========     ========

    The revolving credit agreement has a $125,000 commitment of which $51,983 and $20,100 was available as of March 31, 2000 to be drawn subject to sufficient collateral levels to support such additional borrowings. Effective July 2000, the commitment was increased to $175,000 of which $31,567 was available as of September 30, 2000, to be drawn. The facility is secured by first trust deeds on residential real estate projects under development, bears interest at LIBOR plus 2.75% or 2.50% under certain conditions or prime plus 0.25% and is due in June 2002, with a one year extension, assuming the Company is not in default of certain covenants and contains certain affirmative and negative covenants, including maintenance of consolidated net worth and financial ratios. The Company was in compliance with all covenants at March 31, 2000 and 1999 and September 30, 2000.

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

5. NOTES PAYABLE (CONTINUED)
    Notes payable secured by trust deeds from financial institutions consist of project-specific acquisition, development and construction loans. The loans bear interest at variable rates ranging from prime plus 0.5% to prime plus 2.0% and fixed rates ranging from 8.0% to 8.25% and are due at various dates through 2004.

    On June 30, 1995, the Company entered into a loan agreement for subordinated notes payable (the "Notes") with a financial institution. Proceeds of $25,000 from the Notes were used for general corporate and project level purposes and are subordinated to project-specific financing. The Notes were issued at a discount to yield interest at approximately 16.5% per annum through the maturity date of June 29, 1999. In May 1998, an additional $10,000 was borrowed under the loan agreement at an interest rate of 11.5% per annum. On June 29, 1999, the Company exercised its right under the loan agreement and extended the maturity date of the Notes to June 30, 2000. In August 2000, the Company amended the Notes to extend the maturity date to July 31, 2003 and to require monthly principal payments of $1,000 that will commence on January 1, 2001. The Notes are secured by certain Operating Entities' interests and subordinated to all first trust deed loans.

    Under the loan agreement, the financial institution is entitled to additional consideration, as defined, equal to 7.5% of the value of the Company (after reduction to the value of the Company of approximately $15,000) upon the occurrence of a capital transaction (generally a sale, merger, public or private offering), as defined. The financial institution is entitled to additional consideration, as defined, equal to the greater of 7.5% of the value of the Company (after reduction to the value of the Company of approximately $15,000) or an amount sufficient to provide the financial institution with a cumulative 20.0% internal rate of return if a capital transaction does not occur prior to the maturity date (payment of which can be deferred for up to one year from the measurement date, as defined). The fair market value of the additional consideration determined as of the date of issuance totaled $2,317. Accordingly, the additional consideration has been reflected within the limited partners in the combined statement of partners' capital with a corresponding discount to the related Notes. The discount is amortized as additional consideration over the term of the Notes and capitalized to residential real estate projects under development. In connection with the August 2000 amendment, the additional consideration was amended to be equal to the greater of 7.5% of the value of the Company (after reduction to the value of the Company of approximately $15,000) or $5,000 if a capital transaction does not occur prior to the maturity date.

    For the years ended March 31, 2000, 1999 and 1998 and the six months ended September 30, 1999, $145, $579, $579 and $145, respectively, of debt discount was amortized.

    The prime rate and LIBOR rate as of March 31 and September 30 are as follows:

                       MARCH 31, 2000   MARCH 31, 1999   MARCH 31, 1998   SEPTEMBER 30, 2000   SEPTEMBER 30, 1999
                       --------------   --------------   --------------   ------------------   ------------------
Prime rate...........       9.0%             7.8%             8.5%                9.5%                 8.3%
LIBOR rate...........       6.3%             4.9%             5.7%                6.8%                 6.1%

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

5. NOTES PAYABLE (CONTINUED)
    As of March 31, 2000, stated principal maturities for the above notes payable for the years ending March 31 are as follows:

2001........................................................  $132,928
2002........................................................    38,819
2003........................................................        --
2004........................................................     9,517
                                                              --------
                                                              $181,264
                                                              ========

    The Company entered into an interest rate swap agreement to convert a portion of its variable-rate borrowings into fixed-rate obligations. Based on the interest rate swap agreement, the Company makes payments at a fixed interest rate to the counterparty to the interest rate swap agreement. In return, the counterparty makes payments to the Company based on the variable rate of the note payable. The management of the Company believes that the effect of any party to the interest rate swap agreement not performing to the terms of the interest rate swap agreement would not adversely affect the combined financial statements of the Company. At March 31, 2000, the notional amount of the interest rate swap agreement was $15,000, the termination date was May 10, 2000, the fixed interest rate was 5.14% and the variable rate was LIBOR. On May 10, 2000, the interest rate swap agreement expired.

6. PARTICIPATING DEBT

    The Company has entered into financing agreements to acquire and develop six projects with financial institutions who provide participating loans. The lenders receive interest at rates ranging from LIBOR plus 4% and a share of the residual profits ranging from 35% to 50% to a fixed rate of 20%, and has its loan secured by either a second trust deed or project equity interests.

    For the years ended March 31, 2000, 1999 and 1998 and the three months and six months ended September 30, 2000 and 1999, the Company accrued $5,836, $6,577, $546, $315, $564 and $879, respectively, for lenders' profit participation which is included in interest expense of which $5,175, $5,661 and $4,824, was payable at March 31, 2000 and 1999 and September 30, 2000, respectively.

    As of March 31, 2000, stated principal maturities for the above participating debt for the years ending March 31 are as follows:

2001........................................................  $    --
2002........................................................    9,101
2003........................................................   11,475
2004........................................................   10,167
                                                              -------
                                                              $30,743
                                                              =======

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

7. RELATED PARTY TRANSACTIONS

    Prior to April 1998, the Company leased office space for their corporate offices from an affiliate. For the year ended March 31, 1998, $167 was paid by the Company for such space, and in April 1998 the building was sold to an entity not affiliated with the Company.

    During the year ended March 31, 2000, the Company loaned $175 to the President of the Company. The loan is unsecured, bears interest at 7.0% per annum and is due in January 2002.

8. COMMITMENTS AND CONTINGENCIES

    Commitments and contingencies consist of those normal and usual to real estate developers and include such items as subdivision improvement agreements and guarantees, bond guarantees, warranties to homebuyers and construction loan agreement guarantees. In addition, the Company has continuing litigation matters incurred in the ordinary course of business and records the liability for these contingencies when such amounts can be estimated and are considered to be material to the results of operations. Management believes that the disposition of the various matters will not have a material effect on the combined financial position and operations of the Company.

    The Company provides homebuyers with a one-year warranty which commences with the close of escrow. Estimated warranty costs are recorded at the time of sale at an amount which is expected to be sufficient to cover any warranty related liabilities.

    At March 31, 2000 and 1999 and September 30, 2000, the Company has outstanding performance bonds with an estimated potential obligation of $86,858, $63,882 and $127,111, respectively, to the Company related principally to their obligations for site improvements at various projects. Management does not believe that any such bonds are likely to be drawn upon.

    Future minimum rental payments under non-cancelable leases for the years ending March 31 are as follows as of March 31, 2000:

2001........................................................   $4,929
2002........................................................    2,919
2003........................................................    1,040
2004........................................................      582
2005........................................................      395
                                                               ------
                                                               $9,865
                                                               ======

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

9. SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

    The following represents the unaudited pro forma condensed combined statement of income of the Company for the year ended March 31, 1998 reflecting its acquisition of Porter Homes as if it had occurred on April 1, 1997:

                                                            ACTUAL         PORTER HOMES       PRO FORMA
                                                           ---------       ------------       ---------
Revenues............................................       $ 192,894        $   34,579 (a)    $227,473
Cost of sales.......................................        (162,501)          (30,556)(a)    (193,235)
                                                                                  (178)(b)
                                                           ---------        ----------        --------
Gross profit........................................          30,393             3,845          34,238
Selling, general and administrative expenses........         (20,587)           (1,746)(a)     (22,733)
                                                                                  (400)(c)
Interest and other income, net......................             (59)              699 (a)         640
Minority interests in income of consolidated joint
  ventures..........................................          (2,312)           (1,375)(a)      (3,687)
                                                           ---------        ----------        --------
Net income..........................................       $   7,435        $    1,023        $  8,458
                                                           =========        ==========        ========

------------------------

(a) Represents the results of operations of Porter Homes for the year ended March 31, 1998.

(b) Represents an increase to cost of sales based on the purchase accounting adjustments to inventory.

(c) Represents amortization of excess of cost over net assets acquired ($4,000) from Porter Homes based on a useful life of ten years.

                            WESTERN PACIFIC HOUSING

   MARCH 31, 2000, 1999 AND 1998 AND SEPTEMBER 30, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                   JUNE 30,   SEPTEMBER 30,
QUARTER ENDED                                        2000         2000
-------------                                      --------   -------------
Revenues.........................................  $71,034       $94,926
Gross profit.....................................  $12,758       $17,160
Net income.......................................  $ 2,281       $ 5,015

                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
QUARTER ENDED                                        1999         1999            1999         2000
-------------                                      --------   -------------   ------------   ---------
Revenues.........................................  $91,069       $93,337         $94,649     $255,964
Gross profit.....................................  $16,062       $17,094         $14,805     $ 58,895
Net income.......................................  $ 4,332       $ 3,971         $ 3,008     $ 30,314

                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
QUARTER ENDED                                        1998         1998            1998         1999
-------------                                      --------   -------------   ------------   ---------
Revenues.........................................  $67,235       $76,389         $91,117     $188,572
Gross profit.....................................  $ 9,951       $13,868         $16,956     $ 35,680
Net income.......................................  $ 1,847       $ 3,632         $ 2,914     $ 11,898

                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
QUARTER ENDED                                        1997         1997            1997         1998
-------------                                      --------   -------------   ------------   ---------
Revenues.........................................  $29,423       $26,020         $57,816      $79,635
Gross profit.....................................  $ 5,033       $ 4,168         $ 8,870      $12,322
Net income (loss)................................  $   268       $   (44)        $ 3,416      $ 3,795